     As filed with the Securities and Exchange Commission on June 16, 1999
                                                       Registration No. 333-[  ]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ---------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                ---------------
       RIGGS NATIONAL CORPORATION                  RIGGS CAPITAL III
 (Exact name of registrant as specified       (Exact name of registrant as
             in its charter)                   specified in its charter)
                                                        Delaware
                                            (State or other jurisdiction of
                Delaware                     incorporation or organization)
     (State or other jurisdiction of              [To Be Applied For]
     incorporation or organization)       (I.R.S. Employer Identification No.)
               52-1217953                    c/o RIGGS NATIONAL CORPORATION
  (I.R.S. Employer Identification No.)       1503 Pennsylvania Avenue, N.W.

                                                 Washington, D.C. 20005
     1503 Pennsylvania Avenue, N.W.                  (202) 835-4309
         Washington, D.C. 20005            (Address, including zip code, and
             (202) 835-4309                        telephone number,
    (Address, including zip code, and     including area code, of registrant's
            telephone number,                 principal executive offices)
  including area code, of registrant's
      principal executive offices)
                                ---------------
                             Joseph M. Cahill, Esq.
                           Riggs National Corporation
                         1503 Pennsylvania Avenue, N.W.
                             Washington, D.C. 20005
                                 (202) 835-4309
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                   Copies to:
          Robert H. Craft, Jr.                         Gary Rice
           Sullivan & Cromwell                 Simpson Thacher & Bartlett
     1701 Pennsylvania Avenue, N.W.               425 Lexington Avenue
          Washington, DC 20006                  New York, NY 10017-3909
             (202) 956-7500                          (212) 455-2000
                                ---------------
Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_] If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
                                               Proposed      Proposed maximum
  Title of each class of     Amount to be  maximum offering      aggregate        Amount of
securities to be Registered  registered(1) price per unit(1) offering price(1) registration fee
-----------------------------------------------------------------------------------------------
Series D Trust Preferred
 Securities of Riggs
 Capital III...........      $200,000,000       $1,000         $200,000,000        $55,600
-----------------------------------------------------------------------------------------------
Junior Subordinated
 Deferrable Interest
 Debentures of Riggs
 National
 Corporation(2)(3).....      $200,000,000       $1,000              N/A              N/A
-----------------------------------------------------------------------------------------------
Riggs National
 Corporation Guarantee
 with respect to Series
 D Trust Preferred
 Securities(3).........           N/A             N/A               N/A              N/A
-----------------------------------------------------------------------------------------------
Total..................      $200,000,000        100%         $200,000,000(4)      $55,600
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457.
(2) The Junior Subordinated Deferrable Interest Debentures will be purchased by Riggs Capital III with the proceeds of the sale of the Series D Trust Preferred Securities.
(3) This Registration Statement is deemed to cover the Junior Subordinated Deferrable Interest Debentures of Riggs National Corporation, the rights of holders of Junior Subordinated Deferrable Interest Debentures of Riggs National Corporation under the Indenture, the rights of holders of Series D Trust Preferred Securities of Riggs Capital III under the Trust Agreement and the rights of holders of the Series D Trust Preferred Securities under the Guarantee of Riggs National Corporation, which taken together, fully, irrevocably and unconditionally guarantee all of the obligations of Riggs Capital III under the Series D Trust Preferred Securities. No separate consideration will be received for the Riggs National Corporation
    Guarantee. Pursuant to Rule 457 no separate fee is payable with respect to the Guarantee and the Junior Subordinated Deferrable Interest Debentures.
(4) Such amount represents the principal amount of Junior Subordinated Deferrable Interest Debentures issued at their principal amount and the issue price rather than the principal amount of Junior Subordinated Deferrable Interest Debentures issued at an original issue discount. Such amount also represents the initial public offering price of the Riggs Capital III Series D Trust Preferred Securities.
The Registrants hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until the registrants shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             SUBJECT TO COMPLETION
PRELIMINARY PROSPECTUS                                       DATED JUNE 16, 1999

--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. A final prospectus will be + +delivered to the purchasers of these securities. This prospectus is not an + +offer to sell these securities and it is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
$200,000,000

[LOGO]

Riggs Capital III

Floating Rate Trust Preferred Securities, Series D
Fully and Unconditionally Guaranteed by

Riggs National Corporation

We--

 . are Riggs National Corporation, a bank holding company headquartered in Washington, D.C. We are engaged in a variety of banking and financial services activities, including community banking, relationship banking, international banking, and trust and investment management services.

 . will fully, irrevocably and unconditionally guarantee the capital securities as described in this prospectus.

The Trust--

 . is a Delaware trust, Riggs Capital III, created as our subsidiary for the sole purpose of issuing the capital securities and will hold our junior debentures as its only asset.

The Trust Preferred Securities--

 . pay quarterly distributions at the annual rate of LIBOR plus . % of the liquidation preference, which may be deferred by us for up to 20 consecutive quarterly periods.

 . may be redeemed by us at any time after . , 2004 for any reason and at other times for the reasons described in this prospectus.

These securities are not deposits or other obligations of a bank and are not insured or guaranteed by the federal deposit insurance corporation or any other governmental agency.

Consider carefully the risk factors beginning on page 7 of this prospectus.

Neither the securities and exchange commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                               Per Trust
                               Preferred
                                Security Total
----------------------------------------------
Public Offering Price               $     $
----------------------------------------------
Underwriting Commissions             (1)   (1)
----------------------------------------------
Proceeds to Riggs Capital III       $     $
----------------------------------------------

(1) We will pay underwriting commissions of $ . per floating rate trust preferred security (or $ . for all floating rate trust preferred securities).

If you purchase the trust preferred securities and settlement occurs after July
 . , 1999, you will be required to pay accumulated distributions on the trust preferred securities, if any, from that date to the date of your purchase.

The underwriters expect to deliver the trust preferred securities against payment in book-entry form only in New York, New York on July . , 1999.

                            Warburg Dillon Read LLC

--------------------------------------------------------------------------------

                               TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                      Page
Forward-Looking Statements...........    2
Summary Information -- Q&A...........    3
Risk Factors.........................    7
Riggs National Corporation...........   11
Riggs Capital III....................   13
Use of Proceeds......................   14
Capitalization.......................   15
Selected Consolidated Financial
 Data................................   16
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations.......................   18
Supervision and Regulation...........   25
Accounting Treatment.................   27
Description of Trust Preferred
 Securities..........................   28
Description of Junior Debentures.....   39

                                      Page
Description of the Guarantee and the
 Expense Agreement..................    46
Relationship among the Trust
 Preferred Securities, the Junior
 Debentures, the Guarantee and the
 Expense Agreement..................    48
Book-Entry Issuance.................    50
U.S. Federal Income Tax
 Considerations.....................    53
ERISA Considerations................    56
Underwriting........................    58
Validity of Securities..............    60
Experts.............................    60
Where You Can Find More
 Information........................    60
Incorporation of Information We File
 With the SEC.......................    61

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


                           Forward-Looking Statements

This prospectus and the information incorporated by reference in this prospectus contain statements that plan for or anticipate the future. Forward-looking statements include statements about the future financial performance, business plans and strategies of Riggs National Corporation and the trust and most other statements that are not historical in nature. Because forward-looking statements involve future risks and uncertainties, there are factors that could cause actual results to differ materially from those expressed or implied. Besides the specified risk factors identified beginning on page 7, some of the uncertainties that could effect the accuracy of forward-looking statements include:

 . sharp or rapid changes in interest rates;

 . significant changes in the economy that could materially change anticipated credit quality trends and the ability to generate loans;

 . failure of the capital markets to function consistently with customary levels;

 . significant delays in or inability to execute strategic initiatives designed to increase revenues or manage expenses;

 . consummation of significant business combinations or divestitures;

 . unforeseen business risks related to Year 2000 computer systems issues; and

 . significant changes in accounting, tax or regulatory practices or requirements.

--------------------------------------------------------------------------------

                           Summary Information -- Q&A
This summary includes questions and answers that highlight selected information from this prospectus to help you understand the trust preferred securities. However, this summary does not contain all the information that may be important to you. You should read the entire prospectus carefully, including our financial data and related notes, which are incorporated by reference, before making an investment decision. You should pay special attention to the "Risk Factors" section, beginning on page 7, to determine whether an investment in the trust preferred securities is appropriate for you.

What Are the Trust Preferred Securities?
The trust will issue and sell $200,000,000 trust preferred securities representing preferred undivided beneficial ownership interests in the assets of the trust. Each trust preferred security will entitle you to receive your proportionate share of interest payments made on the junior debentures.

What Are the Junior Debentures?
We will issue and sell to the trust $206,186,000 aggregate principal amount of our floating rate junior subordinated deferrable interest debentures due July
 ., 2029 that will rank junior in priority of payment to substantially all of our other obligations. The junior debentures are not secured by any of our property or assets. If we make all of the payments we are required to make to the trust under the junior debentures, the aggregate quarterly interest payments on the junior debentures will be sufficient for the trust to make the aggregate distribution payments on the trust preferred securities to you.

The junior debentures will mature on July ., 2029, at which date the trust must redeem the trust preferred securities at a price equal to $1,000 per trust preferred security plus all accrued and unpaid distributions.

When Will You Receive Distributions?
If you purchase the trust preferred securities, you are entitled to receive cumulative cash distributions at an annual rate of LIBOR plus .% of the liquidation preference of $1,000 per trust preferred security. Distributions will accumulate from the date the trust issues the trust preferred securities and will be paid quarterly in arrears on ., ., . and . of each year, beginning
 ., 1999. If the trust is liquidated, you will receive a liquidation preference of $1,000 for each trust preferred security.

The interest payments paid on the junior debentures will be the trust's only sources of funds to pay distributions on the trust preferred securities to you.

Except in cases of default, distributions will be made simultaneously and proportionately on the trust preferred securities and common securities. In cases of default, holders of trust preferred securities will have priority in right of payment over holders of common securities.

Who Is the Trust?
The trust, Riggs Capital III, our subsidiary, is a Delaware statutory business trust created solely for the purpose of issuing trust preferred securities to you and common securities to us and investing the proceeds in an equivalent amount of our junior debentures. The junior debentures will be the sole assets of the trust. The trust has its principal office and mailing address at c/o Riggs National Corporation, 1503 Pennsylvania Avenue, N.W., Washington, D.C. 20005. Its telephone number is (202) 835-4309.

The trust will initially have four trustees, two of whom are our employees and who were appointed by us. In addition, The Bank of New York will act as a property trustee and The Bank of New York (Delaware), an affiliate of the property trustee, will act as a Delaware trustee. The property trustee will hold the junior debentures and the guarantee for your benefit.

Who Is Riggs National Corporation?
We are a bank holding company headquartered in Washington, D.C. We are engaged in a variety of banking and financial services activities, including community banking and relationship banking, international banking and trust and investment management services. Our principal subsidiary is Riggs Bank N.A., a national banking association founded in 1836. We currently have banking operations or separate subsidiaries in the Washington, D.C. metropolitan area; New Haven, Connecticut; Miami, Florida; London, England; and Nassau, Bahamas. Our principal office and mailing address is at 1503 Pennsylvania Avenue, N.W., Washington, D.C. 20005. Our telephone number is (202) 835-4309.

How Will the Trust Pay for Distributions on the Trust Preferred Securities?
The trust will pay distributions out of any interest payments it receives from us on the junior debentures. We expect to pay interest on the junior debentures quarterly at an annual rate of LIBOR plus .% of the $1,000 liquidation preference.

Will Holders of the Trust Preferred Securities Have Any Voting Rights? Generally, the holders of trust preferred securities will not have any voting rights. See "Description of the Trust Preferred Securities -- Voting Rights."

When Can Payment of Your Distribution Be Deferred?
We may defer interest payments on the junior debentures for up to 20 consecutive quarterly periods. If we defer interest payments, the trust also will defer the payment of distributions on the trust preferred securities to you. During any deferral period, distributions will continue to accumulate on the trust preferred securities and additional distributions will accumulate on these deferred distributions at .%. During any deferral period, you will be required to accrue interest income and include it in your gross income for U.S. federal income tax purposes, even if you are a cash basis taxpayer.

What Is the Guarantee?
We will provide an irrevocable and unconditional guarantee, on a subordinated basis, of the payments on the trust preferred securities, but only to the extent that the trust has funds available on hand to make those payments. Our obligations under the guarantee agreement will rank junior in right of payment to all of our senior debt.

When Can the Trust Redeem the Trust Preferred Securities?
The trust must redeem the trust preferred securities and common securities:

  (1) when we repay the principal on the junior debentures at their maturity;

  (2) if we elect to redeem the junior debentures at any time upon the occurrence of (a) changes in U.S. federal income tax laws or regulations that could have adverse tax consequences for us or the trust or (b) changes in law or regulations that could prevent us from treating an amount equal to the liquidation amount of the trust preferred securities as Tier 1 capital for purposes of the applicable Federal Reserve capital adequacy guidelines; and

  (3) if we elect to redeem all or any part of the junior debentures at any time after July ., 2004.

If we redeem the junior debentures, the trust will be required to redeem an equivalent amount of trust preferred securities. The trust preferred securities will be redeemed at 100% of their liquidation preference, plus accrued and unpaid distributions.

What Happens If the Trust Is Dissolved?
We may dissolve the trust at any time with the prior approval of the Federal Reserve, if it is required at the time. If we dissolve the trust, the trust will distribute the junior debentures to you in exchange for the trust preferred securities. If the exchange is not practical, the trust will distribute $1,000 per trust preferred security, plus all accumulated and unpaid distributions. In all cases, however, distributions will be made only to the extent of the trust's assets that are available after satisfaction of all liabilities to creditors.

Are the Trust Preferred Securities Rated?
The trust preferred securities have been rated "baa3" by Moody's Investors Service, Inc. and "BB" by Standard & Poor's Rating Services, a division of the McGraw-Hill Company, Inc.

What Are the Risks Associated With Your Investment?
Please read the "Risk Factors" section beginning on page 7 of this prospectus.

What Will You Receive to Represent Your Ownership of the Trust Preferred Securities?
You will not receive a certificate to represent your ownership of the trust preferred securities. Instead, the trust preferred securities will be represented by global certificates registered in the name of Cede & Co., as nominee for The Depository Trust Company, or DTC. Payments on the trust preferred securities will be made to DTC, which will credit the relevant accounts at DTC, and your financial institution will be responsible for passing those payments along to you.

What Are the Common Securities?
The common securities represent undivided beneficial ownership interests in the assets of the trust. We will hold all the common securities.

How Will We Use the Proceeds?
The trust will use the proceeds from this offering and the sale of trust common securities to purchase the junior debentures issued by us. We expect to use the net proceeds from the sale of the junior debentures for general corporate purposes, which may include, but not be limited to, (1) the repurchase or redemption of up to $125,000,000 of our 8.50% subordinated notes due 2006 and
(2) investment of up to $75,000,000 in Riggs Capital Partners, our venture capital division. We may temporarily invest the net proceeds or apply the net proceeds to the reduction of short-term indebtedness.

Are There Any Recent Developments About Us That You Should Know About?
[Will update to include discussion of second quarter financials when they are released.]

What Is Our Ability to Generate Earnings to Pay Fixed Charges?
The table below shows our consolidated ratios of earnings to fixed charges and preferred stock dividends for each of the years in the five-year period ended December 31, 1998, and for the three months ended March 31, 1998 and 1999.

For the purpose of calculating the ratio of earnings to fixed charges and preferred stock dividends, we have taken consolidated income before income taxes and minority interest plus fixed charges, less interest capitalized during such period, and divided this sum by fixed charges. Fixed charges consist of consolidated interest expense, excluding or including interest on deposits, as the case may be, and including capitalized interest during such period.

        Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

                                                                       Three
                                                                      Months
                                                                       ended
                                            Years ended December 31, March 31,
                                            1994 1995 1996 1997 1998 1998 1999
------------------------------------------------------------------------------
Ratio of earnings to fixed charges
Excluding deposit interest................. 2.15 3.61 3.41 2.58 2.61 2.66 2.20
Including deposit interest................. 1.30 1.60 1.52 1.52 1.57 1.61 1.45
Ratio of earnings to fixed charges and
  preferred stock dividends
Excluding deposit interest................. 1.52 2.74 2.51 2.18 2.28 2.30 2.20
Including deposit interest................. 1.17 1.49 1.41 1.44 1.49 1.52 1.45

                      Summary Consolidated Financial Data

This summary is qualified in its entirety by the detailed information included in those documents incorporated by reference in this prospectus.

                                                                                                Three Months
                                           Years Ended December 31,                            Ended March 31,
                                 1994         1995         1996         1997         1998         1998         1999
                                           (dollars in thousands, except per share amounts)
--------------------------------------------------------------------------------------------------------------------
Consolidated Summary of
 Income
Interest income.........     $266,005     $298,799     $293,198     $330,792     $353,802      $86,932      $81,527
Interest expense........      112,723      147,821      139,891      151,501      163,450       39,247       35,701
Net interest income.....      153,282      150,978      153,307      179,291      190,352       47,685       45,826
Provision for loan
 losses.................        6,300      (55,000)          --      (12,000)          --           --           --
Noninterest income......       85,524       74,004       96,177       87,924      114,282       28,137       24,330
Noninterest expense.....      199,020      191,834      176,947      186,030      193,752       47,408       50,155
Income before income
 taxes and minority
 interest...............       33,486       88,148       72,537       93,185      110,882       28,414       20,001
Income tax expense
 (benefit)..............         (533)         346        6,174       24,690       29,088        7,792        7,298
Minority interest, net
 of taxes...............           --           --          420       17,616       19,947        4,987        4,987
Net income..............       34,019       87,802       65,943       50,879       61,847       15,635        7,716
Net income available for
 common stock...........       21,895       77,052       55,193       40,129       38,185       12,947        7,716
Earnings Per Share
Net income..............        $0.72        $2.55        $1.82        $1.32        $1.25        $0.42        $0.27
Net income-assuming
 dilution...............         0.72         2.54         1.79         1.27         1.21         0.41         0.26
Cash dividends..........           --           --         0.15         0.20         0.20         0.05         0.05
Book value at period
 end....................         5.70         9.30        10.88        12.04        12.93        12.40        12.31
Weighted average common
 shares.................   30,230,213   30,257,585   30,317,572   30,422,822   30,603,384   30,571,990   28,994,671
Weighted average common
 shares and potential
 common shares..........   30,230,213   30,368,595   30,865,064   31,587,390   31,635,480   31,636,830   29,628,616
At Period End
Total assets............  $ 4,425,665  $ 4,732,533  $ 5,135,100  $ 5,846,426  $ 5,502,331  $ 5,636,629  $ 5,718,441
Reserve for loan
 losses.................       97,039       56,546       64,486       52,381       54,455       52,180       53,004
Non-accrual and
 renegotiated Loans.....       27,938       12,736       10,001        3,894       29,751       12,399       28,453
Other real estate
 owned..................       47,763       33,197       28,121        5,076        1,680        4,062        1,679
Total non-performing
 assets.................       75,701       45,933       38,122        8,970       31,431       16,461       30,132
Loans...................    2,549,924    2,571,959    2,637,834    2,884,373    3,258,135    2,869,245    3,186,352
Deposits................    3,602,794    3,885,179    4,050,683    4,297,918    4,144,848    3,989,150    4,175,741
Long-term debt..........      217,625      217,625      191,525      191,525      191,525      191,525      191,525
Capital securities......           --           --      150,000      350,000      350,000      350,000      350,000
Common shareholders'
 equity.................      172,471      281,477      330,584      367,990      392,728      379,322      347,826
Total shareholders'
 equity.................      267,663      376,669      425,776      463,182      392,728      474,514      347,826
Capital Ratios at Period
 End
Equity to assets........         6.05%        7.96%        8.29%        7.92%        7.14%        8.42%        6.08%
Tangible common equity
 to tangible assets.....         3.44         5.59         6.15         6.01         6.90         6.45         5.87
Tier 1 risk-adjusted
 capital................        11.48        13.57        20.04        18.45        14.63        18.91        13.30
Total risk-adjusted
 capital................        18.50        21.62        28.47        31.52        27.51        31.84        26.59
Leverage................         6.42         8.03        11.84        11.15         9.33        11.33         8.51

The basis for the capital ratios presented in the table above is as follows:

  . Tier 1 capital consists of (1) common shareholders' equity, excluding net unrealized gains or losses on securities, except for net unrealized losses on marketable equity securities, (2) perpetual preferred stock and (3) trust preferred securities approximating 25% of Tier 1 capital; less goodwill and other non-qualifying intangible assets.

  . Total risk-adjusted capital consists of Tier 1 capital and Tier 2 capital.
    Tier 2 capital consists of (1) subordinated debt, with certain limitations, (2) qualifying preferred stock, (3) the qualifying portion of the allowance for loan losses and (4) trust preferred securities not included in Tier 1 capital. A bank holding company's Tier 2 capital may not exceed its Tier 1 capital.

  . The leverage ratio is Tier 1 capital as a percentage of average quarterly total assets, less goodwill and other non-qualifying intangible assets. Guidelines of the Federal Reserve provide for a minimum leverage ratio of 4% for bank holding companies that meet certain specified criteria, including assignment of the highest regulatory rating.

--------------------------------------------------------------------------------

                                  Risk Factors

An investment in the trust preferred securities involves a number of risks, some of which relate to the terms of the trust preferred securities or the junior debentures and others of which relate to Riggs National Corporation and its business. You should carefully review the following information about these risks together with other information contained in this prospectus and in documents incorporated by reference in this prospectus before deciding whether this investment is suitable for you.

You Are Making an Investment Decision with Regard to the Junior Debentures As Well As the Trust Preferred Securities.
The trust will rely on the payments it receives on the junior debentures to fund all payments on the trust preferred securities. In addition, the trust may distribute the junior debentures in exchange for the trust preferred securities upon liquidation of the trust. Accordingly, you should carefully review the information in this prospectus regarding both of these securities.

Payments on the Trust Preferred Securities Are Dependent on Our Payments on the Junior Debentures.
The ability of the trust to make timely distributions on the trust preferred securities and to pay the liquidation amount is dependent upon us making the related payments on the junior debentures when due.

If we default on our obligation to pay principal of or interest on the junior debentures, the trust will not have sufficient funds to pay distributions or the liquidation amount. As a result, you will not be able to rely upon the guarantee for payment of these amounts. You or the property trustee of the trust may, however, sue us to enforce the rights of the trust under the junior debentures. For more information, please refer to "Description of Trust Preferred Securities -- Enforcement Rights" and "Relationship Among the Trust Preferred Securities, the Junior Debentures, the Guarantee and the Expense Agreement -- Enforcement Rights of Holders of Trust Preferred Securities".

Our Obligations Will Be Deeply Subordinated and We Will Pay Our Other Debt Obligations Before We Pay You.
Our obligations under the guarantee and under the junior debentures are unsecured and rank subordinate and junior in right of payment to all of our senior debt, which includes nearly all of our existing junior indebtedness, other than a total of $350.0 million debentures previously issued to our other subsidiary trusts. For further information regarding our existing indebtedness, see "Description of Guarantee and the Expense Agreement -- Status of the Guarantee" and "Description of Junior Debentures -- Subordination".

Because we are a holding company, our right to participate in any distribution of the assets of our subsidiaries, upon a subsidiary's dissolution, winding-up, liquidation, reorganization or otherwise, and therefore your ability to benefit indirectly from such distribution, is subject to the prior claims of creditors of that subsidiary, except to the extent that we may be a creditor of that subsidiary and our claims are recognized. There are legal limitations on the extent to which some of our subsidiaries, including Riggs Bank, our principal subsidiary, may extend credit, pay dividends or otherwise supply funds to us. Accordingly, the junior debentures and the guarantee will be effectively subordinated to all existing and future liabilities of our subsidiaries, and holders of junior debentures and the guarantee should look only to our assets for payments on the junior debentures and the guarantee.

Neither the indenture governing the junior debentures, nor the amended trust agreement and the guarantee relating to the trust preferred securities, place any limitation on the nature or amount of additional indebtedness that we or our subsidiaries may incur in the future.

You Will Not Receive Timely Distributions If We Elect to Defer Payments.
At any time we may defer interest payments on the junior debentures for up to 20 consecutive quarterly periods, provided that (1) no deferral period may extend beyond the stated maturity date of the junior debentures and (2) we are not in default under the indenture governing the junior debentures. If there is a deferral, the trust also will defer distributions on the trust preferred securities. During a deferral period, your distributions will continue to accrue, and interest on the unpaid distributions will compound quarterly.

At the end of any deferral period and after all accrued and unpaid interest has been paid, we may elect to begin a new deferral period. There is no limitation on the number of deferral periods. For further information on our option to defer payments, see "Description of Trust Preferred

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                                                                               7
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Securities -- Distributions -- Deferral Periods", and "Description of Junior
Debentures -- Interest".

If We Elect to Defer Interest Payments, You Will Have to Include Interest in Your Taxable Income Before You Receive the Money.
Although you will not be receiving cash distributions during a deferral period, you will be required to accrue interest income for U.S. federal income tax purposes on your proportionate share of the junior debentures held by the trust, even if you are a cash basis taxpayer. As a result, you need to include this income in your gross income for U.S. federal income tax purposes in advance of the receipt of cash. You also will not receive the cash related to any accrued and unpaid interest income from the trust if you dispose of the trust preferred securities prior to the record date for the payment of distributions. For further information, see "U.S. Federal Income Tax Considerations -- Original Issue Discount" and "-- Sale or Redemption of Trust Preferred Securities".

The Market Price of the Trust Preferred Securities May Not Reflect Unpaid Interest and You May Suffer a Loss If You Sell Them While Interest Remains Unpaid.
Because of our right to defer interest payments on the junior debentures, the market price of the trust preferred securities may be more volatile than the market prices of similar securities that do not have this feature. If we exercise our right to defer, the market price of the trust preferred securities may decline. Accordingly, the trust preferred securities that you purchase, whether in this offering or in the secondary market, or the junior debentures that you may receive on liquidation of the trust, may trade at a discount to the price that you paid.

If you dispose of your trust preferred securities before the record date for the payment of a distribution, then you will not receive that distribution. However, you will be required to include accrued but unpaid interest on the junior debentures through the date of the sale as ordinary income for U.S. federal income tax purposes and to add the amount of the accrued but unpaid interest to your tax basis in the trust preferred securities. Your increased tax basis in the trust preferred securities will increase the amount of any capital loss that you may have otherwise realized on the sale. In general, an individual taxpayer may only offset $3,000 of capital losses against regular income during any year. For further information on tax consequences, see "U.S. Federal Income Tax Considerations -- Sale or Redemption of Trust Preferred Securities".

We May Redeem the Junior Debentures at Any Time after July ., 2004, or upon the Occurrence of Specified Tax or Regulatory Events.
We may redeem all or any part of the junior debentures at any time after July
 ., 2004. In addition, we may redeem all but not part of the junior debentures within 90 days following the occurrence of specified tax or regulatory events, including:

 . any change in tax laws or regulations that poses a substantial risk that the trust preferred securities might lose their special tax treatment; and

 . any change in laws or regulations that poses a substantial risk that we will not be able to treat the trust preferred securities as Tier 1 capital for purposes of the Federal Reserve capital adequacy guidelines.

If we redeem the junior debentures, the trust will be required to redeem an equivalent amount of trust preferred securities. The trust preferred securities will be redeemed at 100% of their liquidation preference, plus accrued and unpaid distributions.

We will need the prior approval of the Federal Reserve to make a redemption, if required at the time under applicable Federal Reserve capital guidelines or policies. For further information on redemption, see "Description of Trust Preferred Securities -- Redemption".

The Trust May Distribute the Junior Debentures in Exchange for the Trust Preferred Securities, Which Could Affect the Market Price and Could Be a Taxable Event.
We may dissolve the trust at any time. After satisfying its liabilities to its creditors, the trust may distribute the junior debentures to the holders of the trust preferred securities and common securities. We will not dissolve the trust without the prior approval of the Federal Reserve, if required at the time under applicable Federal Reserve capital guidelines or policies. For further information, see "Description of Trust Preferred Securities --
 Liquidation Distribution upon Termination".

We cannot predict the market prices for trust preferred securities or for junior debentures that may be distributed in exchange for trust preferred securities. Accordingly, the trust preferred securities, or the junior debentures that you may receive on liquidation of the trust, may trade at a discount to the price that you paid to purchase the trust preferred securities.

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Under current U.S. federal income tax law and assuming, as we expect, that the trust will not be classified as an association taxable as a corporation, you should not be taxed if we dissolve the trust and the trust distributes junior debentures to you. However, if the trust were to become taxed on the income received or accrued on the junior debentures due to a tax event, both you and the trust might be taxed on a distribution of the junior debentures by the trust. For further information, see "U.S. Federal Income Tax Considerations -- Distribution of Junior Debentures to Holders of Trust Preferred Securities upon Liquidation of the Trust".

Investors Will Not Control the Administration of the Trust and Will Have Limited Voting Rights.
We will hold all the common securities of the trust. These securities give us the right to control nearly all aspects of the administration, operation or management of the trust, including selection and removal of the administrative trustees. The trust preferred securities, on the other hand, will generally have no voting rights. You will be able to vote only on matters relating to the modification of the terms of the trust preferred securities or the junior debentures, the acceleration of payments and other matters described in this prospectus. For further information, see "Description of Trust Preferred Securities -- Voting Rights".

The Trading Characteristics of the Trust Preferred Securities May Adversely Affect Their Liquidity.
The trust preferred securities will not be listed on a national securities exchange or the NASDAQ Stock Market. The absence of such a listing could adversely affect the liquidity of the trust preferred securities.

We Are Subject to Regulatory Capital Requirements.
We and each of our banking subsidiaries are subject to regulatory capital guidelines. At March 31, 1999, each of our banking subsidiaries was in compliance with applicable regulatory capital requirements. At that date, we had a total capital to risk-weighted assets ratio of 26.6% and a Tier 1 capital to risk-weighted assets ratio of 13.3%, both above the minimum requirements of 8.0% and 4.0%, respectively. Our leverage ratio at that date was 8.5%, which is above the minimum requirement of 4.0%.

There can be no assurance that we or Riggs Bank will continue to meet our respective minimum capital ratios. In the event that we or any of our banking subsidiaries fall below the minimum capital requirements described above, agencies may take regulatory action including, in the case of subsidiary banks, prompt corrective action. Such actions could impair our ability to make principal (or premium, if any) and interest payments on the junior debentures.

There are legal restrictions on the extent to which Riggs Bank may pay dividends to us. Under current regulatory practice, a national bank may pay dividends only out of current operating earnings.

On June 4, 1999, the Basle Committee on Banking Regulation and Supervisory Practices proposed a new capital adequacy framework. Minimum capital requirements under the new framework would be based on the current rules, but, among other changes, would replace the existing risk weights for sovereigns,banks, securities firms, corporate borrowers and asset securitizations with risk weights based on external credit ratings, including risk weights greater than 100% for low quality exposures. Capital charges for interest rate risk and operational risk would also be applied to certain banks. The new framework also would add a supervisory review process designed to ensure that a bank's capital position is consistent with its overall risk profile and strategy and that supervisors quickly address any deterioration in capital adequacy. A third aspect of the new framework, market discipline, would establish high disclosure standards for banks in order to enhance the role of market participants in encouraging banks to hold adequate capital. The Basle Committee plans to set forth more definitive proposals regarding the new framework in the year 2000. We cannot predict at this time whether the new capital adequacy framework will be adopted or in what form, or the effect it would have on the financial condition or results of operations of the Corporation.

Our Credit Risk Is Concentrated.
Geographically, our domestic loans are concentrated in the Washington, D.C. metropolitan area. Loans originated by our United Kingdom subsidiary represent most of our foreign loans and are predominantly to borrowers located in the United Kingdom. If there is a decline in the credit quality of our borrowers in the Washington, D.C. area or in the United Kingdom, this decline could have an adverse effect upon our earnings and general financial condition.

We have participated in several large syndicated loan relationships, which, when considered together, comprise a significant portion of our commercial loan portfolio. If there is a decline in the credit quality of these loan relationships, this decline could have an adverse effect upon our earnings and general financial condition.

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                                                                               9
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We Compete With Many Other Financial Institutions.
We compete with commercial banks, thrift institutions, mortgage banks, credit unions, brokerage firms and other institutions. Such competition is based primarily on the scope and type of services offered, interest rates paid on deposits, pricing of loans and the number and locations of branches. In addition, competition has intensified in the Washington, D.C. metropolitan area. During the past few years, significant consolidation among financial institutions in the Washington, D.C. metropolitan area has occurred, including significant acquisitions in this market by our competitors, whose headquarters are outside the Washington, D.C. metropolitan area. These competitors also aggressively target many of the same customers as we do, including high net worth individuals and embassies and foreign missions. These competitors and certain other of our competitors have substantially greater resources than we do. Although we believe we have been able to compete effectively in our market areas, there can be no assurance that we will be able to continue to do so.

The Year 2000 Issue May Cause Computer Problems.
Many existing computer programs use only two digits to identify a year in a data field. These programs were designed and developed without considering the upcoming end of the century. If not corrected, many computer applications could fail or create erroneous results by or at the Year 2000. The Year 2000 issue affects us because the financial services industry depends heavily on computer applications. For information regarding our efforts in handling the Year 2000 issue, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Readiness Disclosure."

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                                                                              10
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                           Riggs National Corporation

We are a bank holding company registered under the Bank Holding Company Act of 1956, as amended, and incorporated in the State of Delaware. Based on total assets, we are the 80th largest bank holding company in the United States and the largest bank holding company headquartered in Washington, D.C. As of March 31, 1999, we had consolidated assets of $5.7 billion, consolidated deposits of $4.2 billion and consolidated stockholders' equity of $347.8 million.

We engage in commercial, retail and international banking activities, as well as trust, broker-dealer, venture capital and other financial services, which we provide to selected domestic and international markets. Additionally, we provide investment advisory services domestically through subsidiaries registered under the Investment Advisers Act of 1940. A subsidiary located in the Bahamas provides off-shore trust and corporate services. At March 31, 1999, we and our subsidiaries had 1,600 full-time equivalent employees.

The consolidation currently underway in the local banking industry has left us as the only independent commercial bank with assets in excess of $1 billion headquartered in Washington, D.C. As of December 31, 1997, Riggs Bank had the largest share of total deposits in Washington, D.C. at approximately 23%, based upon a recent published report. We believe that we enjoy a highly respected position in Washington, D.C. because of our local management, name recognition and commitment to the community, which has resulted in this leading deposit share.

We believe that as the largest commercial bank holding company headquartered in the nation's capital, we have a unique position in the center of an affluent market combining significant public and private sector customers. Our primary mission is to provide a full range of quality banking services throughout the greater Washington, D.C. community. In order to capitalize on our strong market position, deposit share and reputation in the Washington, D.C. area, we are implementing a strategy which emphasizes our ability to offer loan, deposit, brokerage and investment advisory services. As part of this strategy, we will offer our customers a breadth of financial products typical of a regional bank with the personalized service and local decision-making of a community bank. We believe that our size will allow us to offer a broader product line than our smaller competitors, while our personalized service and local decision-making will give us a distinct advantage over our larger regional competitors. Local decision-making and a commitment to the community will be the key to retaining our existing customers and building new relationships.

Key elements of our business strategy for our subsidiaries are to continue to focus on:

 . growth opportunities through the additional accumulation of assets under management in Riggs & Co.;

 . the orientation of our retail banking branches toward money management relationships;

 . the development and specialization in relationship banking of banking products and services in specific growth industries; and

 . our continued preeminence in embassy banking operations coupled with growth in selected international business lines.

Such growth will entail internally developed programs as well as possible alliances or acquisitions in these areas. We will continue to serve the varied financial needs of the Washington, D.C. metropolitan area.

Our principal executive office is located at 1503 Pennsylvania Avenue, N.W., Washington, D.C. 20005. Our telephone number is (202) 835-4309.

OUR SUBSIDIARIES

Riggs Bank National Association
Our principal subsidiary is Riggs Bank N.A. As of March 31, 1999, Riggs Bank had assets of $5.2 billion, deposits of $4.2 billion, and stockholders' equity of $429.5 million. Riggs Bank operates:

 . 32 branches in Washington, D.C., 15 branches in Virginia, six branches in Maryland, as well as branch offices in London, England and Nassau, Bahamas;

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                                                                              11
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 . investment advisory subsidiaries in Washington, D.C. and New Haven,
  Connecticut;

 . a broker-dealer subsidiary in Washington, D.C.;

 . a commercial bank in London, England;

 . an Edge Act subsidiary in Miami, Florida; and

 . a Bahamian bank and trust company.

As a commercial bank, Riggs Bank provides a wide array of financial services to customers in the Washington, D.C. metropolitan area, throughout the United States and internationally.

Riggs Bank's relationship banking group provides services to customers ranging from small regional businesses to major multinational companies. These services include lines of credit, secured and unsecured term loans, letters of credit, credit support facilities, foreign currency transactions and cash management.

Riggs Bank's community banking group provides a variety of services including checking, NOW, savings and money market accounts, loans and personal lines of credit, certificates of deposit and individual retirement accounts. Additionally, the community banking group provides home banking services, internet services through its web site (www.riggsbank.com) and 24-hour banking services through its telebanking operations and a network of Riggs Bank's automated teller machines, as well as national and regional ATM networks.

Riggs Bank's international banking group furnishes a variety of financial services including issuing letters of credit in connection with trade and other transactions, taking deposits, foreign exchange and cash management. Customers include embassies and foreign missions in Washington, D.C., foreign governments, central banks, and over 200 correspondent banks around the world. These services are provided through both domestic and international offices.

Additional international operations of Riggs Bank include:

 . Riggs Bank Europe Limited, located in London, England, providing traditional corporate banking services, commercial property financing and trade finance;

 . Riggs Bank and Trust Company (Bahamas) Limited, in Nassau, providing trust services for international private banking customers;

 . a London branch located in the U.S. Embassy, serving the embassy, its employees and official visitors; and

 . a branch office located in the west end of London which provides banking services to foreign embassies in London.

Riggs Bank's financial services division, Riggs & Co., provides fiduciary and administrative services, including financial management and tax planning for individuals, investment and advisory services for governmental, corporate and non-profit organizations, estate planning and trust administration.

Riggs Bank provides investment advisory services through Riggs Investment Management Corporation and J. Bush & Co. Incorporated, both of which are wholly-owned subsidiaries incorporated under the laws of Delaware and registered under the Investment Advisers Act of 1940.

Riggs Capital
Riggs Capital is a special purpose subsidiary established in December 1996 to issue 150,000 shares of 8.625% trust preferred securities, Series A, with a liquidation preference of $1,000 per share. See "Notes to Consolidated Financial Statements -- Note 1 and Note 11" of the 10-K for 1998.

Riggs Capital II
Riggs Capital II is a special purpose subsidiary established in March 1997 to issue 200,000 shares of 8.875% trust preferred securities, Series C, with a liquidation preference of $1,000 per share. See "Notes to Consolidated Financial Statements -- Note 1 and Note 11" of the 10-K for 1998.

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                               Riggs Capital III

Riggs Capital III is a statutory business trust created under Delaware law and our subsidiary. The trust was created under (1) a trust agreement, dated as of June 15, 1999, executed by us, as depositor, The Bank of New York, as property trustee, The Bank of New York (Delaware), as Delaware trustee, and the administrative trustees named in the trust agreement, and (2) the filing of a certificate of trust with the Delaware Secretary of State on June 15, 1999. This trust agreement will be amended and restated in its entirety, substantially in the form filed as an exhibit to the registration statement.

The trust will issue the trust preferred securities and the common securities under the amended trust agreement. The trust preferred securities will represent preferred undivided beneficial interests in the assets of the trust, and the common securities will represent common undivided beneficial interests in the assets of the trust.

At the closing of the offering, we will purchase all of the common securities from the trust. The common securities will represent at least 3% of the trust's total capital at the closing. The trust preferred securities will represent the remaining 97% or less of the trust's total capital at the closing. We will continue to hold all the common securities, directly or through our subsidiaries, after the closing.

The trust exists solely for the following purposes:

 . to issue and sell the trust preferred securities and common securities;

 . to use the proceeds from the sale of the trust preferred securities and common securities to acquire the junior debentures; and

 . to engage only in those other activities that are necessary or incidental to those activities.

The trust will have no assets other than the junior debentures and the right to receive reimbursement of certain expenses under an expense agreement. Consequently, the trust will have no revenue other than payments under the junior debentures and the expense agreement.

The trust has a term of approximately 31 years but may terminate earlier as provided in the amended trust agreement. The trust's business and affairs will be conducted by its trustees. The trustees will include The Bank of New York, as property trustee, and The Bank of New York (Delaware), as Delaware trustee. In addition, as the holder of the common securities, we will select two individuals who will act as administrative trustees of the trust. The administrative trustees will initially be our employees or officers.

We will fully, irrevocably and unconditionally guarantee the trust preferred securities to the extent that the trust has funds sufficient to make payments. We also will reimburse the trust for all of its expenses and liabilities other than the trust's obligations under the trust preferred securities and the common securities. We also will pay the expenses of this offering, including the underwriters' commissions.

The trust does not have separate financial statements. The statements would not be material to holders of the trust preferred securities because the trust has no independent operations. Therefore, for financial reporting purposes, the trust will be treated as our subsidiary. Accordingly, the accounts of the trust will be included in our consolidated financial statements. In addition, we anticipate that the trust will not be subject to the reporting requirements of the Securities Exchange Act of 1934.

The principal executive office of the trust is 1503 Pennsylvania Avenue, N.W., Washington, D.C. 20005, Attention: Office of the Secretary, and its telephone number is (202) 835-4309.

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                                                                              13
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                                Use of Proceeds

The trust will invest all of the proceeds from the sale of the trust preferred securities and the common securities in the junior debentures. We will use the net proceeds from the sale of our junior debentures to the trust for general corporate purposes. These purposes may include, but are not limited to:

 . the repurchase or redemption of up to $125,000,000 of our 8.50% subordinated notes due 2006; and

 . investment of up to $75,000,000 in Riggs Capital Partners, our venture capital division.

We may temporarily invest the net proceeds or apply the net proceeds to the reduction of short-term indebtedness.

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                                                                              14
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                                 Capitalization

The following table sets forth our consolidated capitalization (1) as of March 31, 1999 and (2) as adjusted to give effect to the consummation of the offering of the trust preferred securities and the redemption of the 8.50% subordinated notes due 2006, including additional costs and adjustments related thereto.

You should read the following data in conjunction with our consolidated financial statements and information incorporated by reference in this prospectus.

                                                            March 31, 1999
                                                           Actual  As Adjusted
                                                            (in thousands)
-------------------------------------------------------------------------------
Long-term debt
 9.65% subordinated debentures due 2009................  $ 66,525     $ 66,525
 8.50% subordinated notes due 2006.....................   125,000           --
                                                         --------     --------
  Total long-term debt.................................   191,525       66,525
                                                         ========     ========
Guaranteed preferred beneficial interests in:
 8.625% junior subordinated deferrable interest
   debentures, series A................................   150,000      150,000
 8.875% junior subordinated deferrable interest
   debentures, series C................................   200,000      200,000
 Floating rate junior subordinated deferrable interest
   debentures, series D................................        --      200,000
                                                         --------     --------
 Total guaranteed preferred beneficial interests in
   junior subordinated deferrable interest debentures..   350,000      550,000
                                                         ========     ========
Stockholders' equity
Common stock
 $2.50 Par value, shares authorized -- 50,000,000;
   shares issued -- 31,556,545.........................    78,891       78,891
Surplus
 Common stock..........................................   160,773      160,773
Undivided profits......................................   191,047      185,924
Accumulated other comprehensive income.................   (11,528)     (11,528)
Treasury stock -- 3,300,798 shares at March 31, 1999...   (71,357)     (71,357)
                                                         --------     --------
  Total stockholders' equity...........................   347,826      342,703
                                                         ========     ========
Total long-term debt, guaranteed preferred beneficial
  interests in junior subordinated deferrable interest
  debentures and stockholders' equity..................  $889,351     $959,228
                                                         ========     ========
Certain capital ratios:
 Tier 1 capital-risk-weighted..........................     13.30%       13.06%
 Combined Tier 1 & 2 capital-risk-weighted.............     26.59%       26.12%
 Leverage..............................................      8.51%        8.39%

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                      Selected Consolidated Financial Data

The following table presents summary consolidated financial data for each of the years in the five-year period ended December 31, 1998 and for each of the quarterly periods ended March 31, 1998 and 1999. The data for each of the years in the five-year period ended December 31, 1998 has been derived from, and should be read in conjunction with, our audited consolidated financial statements, accompanying notes and other information pertaining to us included in the documents incorporated by reference in this prospectus. The data presented for the three-month periods ended March 31, 1998 and March 31, 1999 are not necessarily indicative of the data for the entire year and have been derived from, and should be read in conjunction with, our unaudited consolidated financial statements incorporated by reference in this prospectus. These financial statements include, in the opinion of management, all adjustments of a normal recurring nature and disclosures which are necessary to present fairly the data for these interim periods.

This summary is qualified in its entirety by the detailed information included in those documents incorporated by reference in this prospectus.

                                                                                        Three Months
                                         Years Ended December 31,                      Ended March 31,
                                1994        1995        1996       1997        1998       1998       1999
                                        (dollars in thousands, except per share amounts)
---------------------------------------------------------------------------------------------------------
Consolidated Summary of
  Income
Interest income.........    $266,005    $298,799    $293,198   $330,792    $353,802    $86,932    $81,527
Interest expense........     112,723     147,821     139,891    151,501     163,450     39,247     35,701
Net interest income.....     153,282     150,978     153,307    179,291     190,352     47,685     45,826
Provision for loan
  losses................       6,300     (55,000)         --    (12,000)         --         --         --
Noninterest income......      85,524      74,004      96,177     87,924     114,282     28,137     24,330
Noninterest expense.....     199,020     191,834     176,947    186,030     193,752     47,408     50,155
Income before income
  taxes and minority
  interest..............      33,486      88,148      72,537     93,185     110,882     28,414     20,001
Income tax expense
  (benefit).............        (533)        346       6,174     24,690      29,088      7,792      7,298
Minority interest, net
  of taxes..............          --          --         420     17,616      19,947      4,987      4,987
Net income..............      34,019      87,802      65,943     50,879      61,847     15,635      7,716
Dividends on preferred
  stock.................      12,124      10,750      10,750     10,750       9,854      2,688         --
Excess of call price
  over carrying amount
  of preferred stock....          --          --          --         --      13,808         --         --
Net income available for
  common stock..........      21,895      77,052      55,193     40,129      38,185     12,947      7,716
Earnings Per Share
Net income..............       $0.72       $2.55       $1.82      $1.32       $1.25      $0.42      $0.27
Net income-assuming
  dilution..............        0.72        2.54        1.79       1.27        1.21       0.41       0.26
Cash dividends..........          --          --        0.15       0.20        0.20       0.05       0.05
Book value at period
  end...................        5.70        9.30       10.88      12.04       12.93      12.40      12.31
Weighted average common
  shares................  30,230,213  30,257,585  30,317,572 30,422,822  30,603,384 30,571,990 28,994,671
Weighted average common
  shares and potential
  common shares.........  30,230,213  30,368,595  30,865,064 31,587,390  31,635,480 31,636,830 29,628,616
At Period End
Loans...................  $2,549,924  $2,571,959  $2,637,834 $2,884,373  $3,258,135 $2,869,245 $3,186,352
Earning assets..........   3,979,588   4,196,339   4,621,463  5,347,736   5,000,044  5,195,035  5,238,247
Total assets............   4,425,665   4,732,533   5,135,100  5,846,426   5,502,331  5,636,629  5,718,441
Deposits................   3,602,794   3,885,179   4,050,683  4,297,918   4,144,848  3,989,150  4,175,741
Long-term debt..........     217,625     217,625     191,525    191,525     191,525    191,525    191,525
Capital securities......          --          --     150,000    350,000     350,000    350,000    350,000
Common shareholders'
  equity................     172,471     281,477     330,584    367,990     392,728    379,322    347,826
Total shareholders'
  equity................     267,663     376,669     425,776    463,182     392,728    474,514    347,826

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                                                                              16

--------------------------------------------------------------------------------

                                                                       Three Months
                                 Years Ended December 31,             Ended March 31,
                             1994     1995     1996    1997     1998     1998     1999
                             (dollars in thousands, except per share amounts)
---------------------------------------------------------------------------------------
Performance Ratios
Return on average total
  assets................     0.76%    1.92%    1.40%   0.97%    1.11%    1.15%    0.57%
Return on average common
  equity................    12.58    35.73    18.10   11.80     9.97    14.13     8.61
Return on average total
  equity................    12.01    28.25    16.48   11.69    13.61    13.59     8.61
Efficiency..............    82.26    84.13    71.92   69.53    66.22    66.46    70.74
Net interest margin
  (tax-equivalent)......     3.89     3.74     3.72    3.81     3.78     3.90     3.78
Capital Ratios at Period
  End
Equity to assets........     6.05%    7.96%    8.29%   7.92%    7.14%    8.42%    6.08%
Tangible common equity
  to tangible assets....     3.44     5.59     6.15    6.01     6.90     6.45     5.87
Tier 1 risk-adjusted
  capital...............    11.48    13.57    20.04   18.45    14.63    18.91    13.30
Total risk-adjusted
  capital...............    18.50    21.62    28.47   31.52    27.51    31.84    26.59
Leverage................     6.42     8.03    11.84   11.15     9.33    11.33     8.51
Asset Quality Data
Nonperforming loans.....  $27,938  $12,736  $10,001  $3,894  $29,751  $12,399  $28,453
Nonperforming assets....   75,701   45,933   38,122   8,970   31,431   16,461   30,132
Allowance for loan
  losses................   97,039   56,546   64,486  52,381   54,455   52,180   53,004
Net loan charge-offs
  (recoveries)..........   (3,028) (14,538)  (6,575)   (472)  (1,980)     427    1,197
Nonperforming loans to
  period end loans......     1.10%    0.50%    0.38%   0.14%    0.91%    0.43%    0.89%
Nonperforming assets to
  period end loans plus
  other real estate
  owned, net............     2.91     1.76     1.43    0.31     0.96     0.57     0.95
Allowance for loan
  losses to period end
  loans.................     3.81     2.20     2.44    1.82     1.67     1.82     1.66
Net loan charge-offs
  (recoveries) to
  average loans.........    (0.12)   (0.57)   (0.26)  (0.02)   (0.06)    0.02     0.04

The basis for the capital ratios presented in the table above is as follows:

 . Tier 1 capital consists of (1) common shareholders' equity, excluding net unrealized gains or losses on securities, except for net unrealized losses on marketable equity securities, (2) perpetual preferred stock and (3) trust preferred securities approximating 25% of Tier 1 capital; less goodwill and other non-qualifying intangible assets.

 . Total risk-adjusted capital consists of Tier 1 capital and Tier 2 capital.
  Tier 2 capital consists of (1) subordinated debt with certain limitations,
  (2) qualifying preferred stock, (3) the qualifying portion of the allowance for loan losses and (4) trust preferred securities not included in Tier 1 capital. A bank holding company's Tier 2 capital may not exceed its Tier 1 capital.

 . The leverage ratio is Tier 1 capital as a percentage of average quarterly total assets, less goodwill and other non-qualifying intangible assets. Guidelines of the Federal Reserve provide for a minimum leverage ratio of 4% for bank holding companies that meet certain specified criteria, including assignment of the highest regulatory rating.

--------------------------------------------------------------------------------

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   Management's Discussion and Analysis of Financial Condition and Results of
                                   Operations

OVERVIEW

Earnings per share for the first quarter of 1999 were $.26 compared to $.41 in the first quarter of 1998. Excluding nonrecurring securities gains and applying full income tax rates in the first quarter of 1998, earnings per share of $.26 for the first quarter of 1999 would have compared to $.22 for the first quarter of 1998. Earnings per share for the first quarter of 1999 benefited from redemption of our $100.0 million 10.75% noncumulative perpetual preferred stock on October 1, 1998 and subsequent repurchases of common stock which aggregated 2,400,000 shares for a cost of $47.6 million at March 31, 1999. In addition, we made a significant contribution in the first quarter to a local charitable foundation. Noninterest income excluding securities gains totaled $24.2 million in the first quarter of 1999, compared to $22.8 million in the first quarter of 1998. This increase was due to continued growth in the trust and investment advisory income of Riggs & Company, our private client services and investment management division. We continue to maintain a strong capital position with total and leverage capital ratios of 26.6% and 8.5% at March 31, 1999, compared to regulatory minimums of 8.0% and 4.0%.

RESULTS OF OPERATIONS

Net income for the first quarter of 1999 was $7.7 million compared to net income of $15.6 million in the first quarter of 1998, a decrease of $7.9 million primarily due to nonrecurring securities gains and a lower income tax rate in the first quarter of 1998 combined with the impact of our preferred stock redemption in the fourth quarter of 1998. Earnings per share decreased to $.26 from $.41 in the first quarter of 1998.

Net Interest Income
Net interest income on a tax-equivalent basis (net interest income plus an amount equal to the tax savings on tax-exempt interest) totaled $46.7 million in the first quarter of 1999, decreasing $1.8 million from the first quarter of 1998. The decrease from the prior year's quarter was primarily due to funds expended in redeeming preferred stock in the fourth quarter of 1998 and common stock in both the fourth quarter of 1998 and the first quarter of 1999.

                                                       Three Months Ended
                                                     March 31, 1999 vs 1998
                                             ----------------------------------
                                                      Due To   Due To    Total
Net Interest Income Changes (1)                         Rate   Volume   Change
                                                         (in thousands)
                                             ----------------------------------
Interest Income:
 Loans, Including Fees.............................. $(3,752) $ 6,582  $ 2,830
 Securities Available for Sale......................  (1,249)  (5,534)  (6,783)
 Time Deposits with Other Banks.....................    (613)   1,879    1,266
 Federal Funds Sold and Reverse Repurchase
   Agreements.......................................    (576)  (2,137)  (2,713)
                                                     -------  -------  -------
Total Interest Income...............................  (6,190)     790   (5,400)
Interest Expense:
 Interest-Bearing Deposits..........................  (6,109)   3,678   (2,431)
 Repurchase Agreements and Other Short-Term
   Borrowings.......................................  (1,093)     (22)  (1,115)
 Long-Term Debt.....................................      --       --       --
                                                     -------  -------  -------
Total Interest Expense..............................  (7,202)   3,656   (3,546)
                                                     -------  -------  -------
Net Interest Income................................. $ 1,012  $(2,866) $(1,854)
                                                     =======  =======  =======

(1) The dollar amount of changes in interest income and interest expense attributable to changes in rate/volume (change in rate multiplied by change in volume) has been allocated between rate and volume variances based on the percentage relationship of such variances to each other. Income and rates are computed on a tax-equivalent basis using a Federal income tax rate of 35% and local tax rates as applicable.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


                               Three Months Ended        Three Months Ended
                                 March 31, 1999            March 31, 1998
Average Consolidated
Statements Of Condition And     Average  Income/          Average  Income/
Rates                           Balance  Expense Rate     Balance  Expense Rate
                                       (Tax-equivalent basis) (1)
                                             (in thousands)
--------------------------------------------------------------------------------
Assets
Loans, Including Fees (2)..  $3,198,165  $58,352 7.40% $2,836,563  $55,522 7.94%
Securities Available for
  Sale (3).................   1,016,963   14,664 5.85   1,396,095   21,447 6.23
Time Deposits with Other
  Banks....................     615,598    7,234 4.77     459,421    5,968 5.27
Federal Funds Sold and
  Reverse Repurchase
  Agreements...............     176,341    2,106 4.84     349,729    4,819 5.59
                             ----------  ------- ----  ----------  ------- ----
 Total Earning Assets and
   Average Rate Earned.....   5,007,067   82,356 6.67   5,041,808   87,756 7.06
Reserve for Loan Losses....     (54,213)                  (52,446)
Cash and Due from Banks....     144,799                   155,630
Other Assets...............     400,197                   355,346
                             ----------                ----------
 Total Assets..............  $5,497,850                $5,500,338
Liabilities, Minority
  Interest And
  Stockholders' Equity
Interest-Bearing Deposits..  $3,517,378  $27,355 3.15% $3,175,472  $29,786 3.80%
Repurchase Agreements and
  Other Short-Term
  Borrowings...............     400,953    3,978 4.02     402,697    5,093 5.13
Long-Term Debt.............     191,525    4,368 9.25     191,525    4,368 9.25
                             ----------  ------- ----  ----------  ------- ----
 Total Interest-Bearing
   Funds and Average Rate
   Paid....................   4,109,856   35,701 3.52   3,769,694   39,247 4.22
Demand Deposits............     621,604                   850,627
Other Liabilities..........      53,122                    63,351
Minority Interest in
  Preferred Stock of
  Subsidiaries.............     350,000                   350,000
Stockholders' Equity.......     363,268                   466,666
                             ----------                ----------
 Total Liabilities,
   Minority Interest and
   Stockholders' Equity....  $5,497,850                $5,500,338
                             ----------                ----------
Net Interest Income and
  Spread...................              $46,655 3.15%             $48,509 2.84%
                                         ------- ----              ------- ----
Net Interest Margin on
  Earning Assets...........                      3.78%                     3.90%

(1) Income and rates are computed on a tax-equivalent basis using a Federal income tax rate of 35% and local tax rates as applicable.
(2) Nonperforming loans are included in average balances used to determine rates.
(3) The averages and rates for the securities available for sale portfolio are based on amortized cost.

Noninterest Income
Noninterest income for 1999, excluding securities gains, totaled $24.2 million, an increase of $1.4 million from the first quarter of 1998. The increase in noninterest income was due to a 13% increase in trust and investment advisory income of Riggs & Company, our private client services and investment management division.

Noninterest Expense
Noninterest expense for the first quarter of 1999 was $50.2 million, up 6% from the $47.4 million reported in the first quarter of 1998. The increase was due substantially to added personnel costs during the year, primarily attributable to increased incentive-based compensation and staff costs associated with new business initiatives. In addition, we made a contribution of $500 thousand to a local charitable foundation in the first quarter of 1999.

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                                                                              19

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FINANCIAL CONDITION

Securities
Securities available for sale totaled $1.29 billion at March 31, 1999, compared to $970.7 million at year-end 1998, and $1.42 billion at March 31, 1998. The activity for the first three months included purchases of securities available for sale totaling $1.40 billion, which were partially offset by maturities and sales/calls of securities available for sale totaling $1.01 billion and $54.0 million, respectively. The weighted-average durations and yields for the portfolio, adjusted for anticipated prepayments, were approximately 3.6 years and 5.63%, respectively, at March 31, 1999.

                            March 31, 1999        March 31, 1998      December 31, 1998
                          Amortized    Market/  Amortized    Market/ Amortized    Market/
Available for Sale             Cost Book Value       Cost Book Value      Cost Book Value
-----------------------------------------------------------------------------------------
                                                  (In thousands)
U.S. Treasury
  Securities............ $  188,397 $  179,274 $  404,512 $  404,382  $113,677   $111,750
Government Agencies
  Securities............    541,288    541,258    769,245    769,194   391,165    391,344
Mortgage-Backed
  Securities............    532,183    526,516    204,906    204,723   424,152    423,503
Other Securities........     42,532     43,383     39,689     42,043    43,577     44,131
                         ---------- ---------- ---------- ---------- --------   --------
Total................... $1,304,400 $1,290,431 $1,418,352 $1,420,342  $972,571   $970,728

Loans
At March 31, 1999, total loans outstanding amounted to $3.19 billion, decreasing $71.8 million from the December 31, 1998 total of $3.26 billion. The decrease in loans from December 31, 1998, was primarily attributed to decreases in residential mortgage loans of $44.4 million, real estate-commercial/construction loans of $30.0 million, and foreign loans of $16.7 million, partially offset by an increase of $22.3 million in commercial and financial loans.

                                           March 31,   March 31, December 31,
                                                1999        1998         1998
------------------------------------------------------------------------------
                                                    (In thousands)
Commercial and Financial................. $  691,090  $  583,733   $  668,778
Real Estate -- Commercial/Construction...    379,580     395,464      409,586
Residential Mortgage.....................  1,231,855   1,133,915    1,276,257
Home Equity..............................    309,879     314,451      314,347
Consumer.................................     71,701      66,602       69,419
Foreign..................................    505,335     374,246      522,032
                                          ----------  ----------   ----------
Total Loans..............................  3,189,440   2,868,411    3,260,419
Net Deferred Loan Fees, Premiums and
  Discounts..............................     (3,088)        834       (2,284)
                                          ----------  ----------   ----------
Loans.................................... $3,186,352  $2,869,245   $3,258,135

Asset Quality

Nonperforming Assets
Nonperforming assets, which include nonaccrual loans, renegotiated loans and other real estate owned, net, totaled $30.1 million at March 31, 1999, a $1.3 million (4%) decrease from the year-end 1998 total of $31.4 million and a $13.6 million (82%) increase from the March 31, 1998 total. The increase in nonaccrual loans from March 1998 was mainly due to a $25.0 million commercial loan placed on nonaccrual during the fourth quarter of 1998 partially offset by repayment of another large nonperforming loan.

Past-Due and Potential Problem Loans
Past-due loans consist of residential real estate loans, commercial and industrial loans, and consumer loans that are in the process of collection and are accruing interest. Past-due loans decreased $16.3 million during the first three months of 1999 to $9.0 million, mostly due to repayment of a foreign government overdraft of $15.8 million.

At March 31, 1999, we had identified $1.0 million in potential problem loans that are currently performing but that we believe have certain attributes that may lead to nonaccrual or past due status in the foreseeable future. This balance consisted entirely of residential real estate and consumer loans. There were no potential problem loans at December 31, 1998.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


                                               March 31, March 31, December 31,
Nonperforming Assets and Past-Due Loans             1999      1998         1998
-------------------------------------------------------------------------------
                                                        (in thousands)
Nonperforming Assets:
Nonaccrual Loans (1)..........................   $26,681   $12,314      $26,831
Renegotiated Loans (2)........................     1,772        85        2,920
Other Real Estate Owned, Net..................     1,679     4,062        1,680
                                                 -------   -------      -------
Total Nonperforming Assets....................   $30,132   $16,461      $31,431
Past-Due Loans (3)............................   $ 8,950   $11,412      $25,269

(1) Loans (other than consumer) that are in default in either principal or interest for 90 days or more that are not well-secured and in the process of collection, or that are, in our opinion, doubtful as to the collectibility of either interest or principal.
(2) Loans for which terms have been renegotiated to provide a reduction of interest or principal as a result of a deterioration in the financial position of the borrower. Renegotiated loans do not include $6.4 million in loans renegotiated at market terms that have performed in accordance with their respective renegotiated terms.
(3) Loans contractually past due 90 days or more in principal or interest that are well-secured and in the process of collection.

Deposits

Deposits are our primary and most stable source of funds. Deposits totaled $4.18 billion at March 31, 1999, increasing $30.9 million from the December 31, 1998 deposit total. The increase from the year-end balance was due primarily to increases in money market deposit accounts and time deposits in domestic offices of $94.6 million and $48.3 million, respectively, partially offset by decreases in demand deposits of $47.0 million and in savings and NOW accounts of $44.6 million.

Short-term Borrowings and Long-term Debt

Short-term borrowings increased by $21.2 million, or 6%, from the year-end 1998 balance. Short-term borrowings are an additional source of funds that we have utilized to meet certain asset/liability and daily cash management objectives. The increase in short-term borrowings from year-end was primarily due to increases in repurchase agreements, which are a funding vehicle for us. Short-term borrowings are used to help us generate cash and maintain adequate levels of liquidity.

                                              March 31, March 31, December 31,
                                                   1999      1998         1998
------------------------------------------------------------------------------
                                                       (in thousands)
Repurchase Agreements and Other Short-Term
  Borrowings.................................  $395,617  $453,990     $374,380
Subordinated Debentures due 2009.............    66,525    66,525       66,525
Subordinated Notes due 2006..................   125,000   125,000      125,000
                                               --------  --------     --------
Total Long-Term Debt.........................   191,525   191,525      191,525
                                               --------  --------     --------
Total Short-Term Borrowings and Long-Term
  Debt.......................................  $587,142  $645,515     $565,905

Liquidity

We seek to maintain sufficient liquidity to meet the needs of depositors, borrowers and creditors at a reasonable cost and without undue stress on our operations and those of our banking subsidiaries. Our asset/liability committee actively analyzes and manages liquidity in coordination with other areas of the organization. At March 31, 1999, our liquid assets, on a consolidated basis, which include cash and due from banks, Government obligations and other securities, federal funds sold, reverse repurchase agreements and time deposits at other banks, totaled $2.18 billion (38% of total assets). This compares with $1.90 billion (34%) at December 31, 1998, and $2.47 billion (44%) at March 31, 1998. At March 31, 1999, $807.5 million of our assets were pledged to secure deposits and other borrowings. This compares with pledged assets of $727.4 million at December 31, 1998, and $815.8 million at March 31, 1998.

Our liquidity position is maintained by a stable source of funds from our core deposit relationships. We have other sources of funds, such as short-term credit lines available from several Federal Home Loan Banks and

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

other financial institutions. In addition, we had a line of credit available through our membership in the Federal Home Loan Bank of Atlanta (FHLB Atlanta). At March 31, 1999 and December 31, 1998, short-term credit lines and the FHLB Atlanta line of credit available totaled approximately $1.50 billion, and $932 million at March 31, 1998. Of this availability, $14.5 million, $19.3 million, and $19.1 million were outstanding at March 31, 1999, December 31, 1998, and March 31, 1998.

Stockholders' Equity and Regulatory Capital

Total stockholders' equity at March 31, 1999 was $347.8 million, a decrease of $44.9 million from the year-end 1998 total and down $126.7 million from March 31, 1998. The decreases from both prior periods were primarily the result of the redemption of our $100 million 10.75% noncumulative perpetual preferred stock on October 1, 1998, and repurchases of common stock in the fourth quarter of 1998 and first quarter of 1999. These common stock repurchases aggregated 2,400,000 shares for a cost of $47.6 million at March 31, 1999. Book value per common share was $12.31 as of March 31, 1999 compared to $12.93 at year-end 1998 and $12.40 at March 31, 1998. The following are our capital ratios and those of our banking subsidiary, Riggs Bank National Association (Riggs Bank N.A.) at March 31, 1999 and 1998, and December 31, 1998:

                                   March 31,  March 31,  December 31,  Required
                                        1999       1998          1998  Minimums
--------------------------------------------------------------------------------
Riggs National Corporation:
 Tier 1...........................     13.30%     18.91%        14.63%     4.00%
 Combined Tier 1 and Tier 2.......     26.59      31.84         27.51      8.00
 Leverage.........................      8.51      11.33          9.33      4.00
Riggs Bank N.A.:
 Tier 1...........................     12.64      13.02         12.17      4.00
 Combined Tier 1 and Tier 2.......     13.89      14.28         13.43      8.00
 Leverage.........................      8.51       8.08          8.26      4.00

YEAR 2000 READINESS DISCLOSURE

General
Advances and changes in technology can have a significant impact on our business. Financial institutions are dependent on information systems and also have many external interdependencies with other companies. Many computer programs were designed to recognize calendar years by their last two digits. Calculations performed using these digits may not work properly with dates beginning in the Year 2000 and beyond. The Year 2000 issue creates risk for us from unforeseen problems in our computer systems and from Year 2000 issues with our vendors, service providers and customers.

Approach and Risks
We began to identify the risks associated with the Year 2000 in 1995. We established a corporate oversight structure to ensure timely risk assessments, remediation plans, systems testing, conversions, and centralized management of the project. The structure of the effort entails a number of groups, each addressing a different aspect of the project, and reporting to the Year 2000 program manager. Oversight of the entire project is performed by the Year 2000 advisory group. This is a management committee appointed by our board of directors that reports to the board on a quarterly basis.

We determined that an enterprise-wide business risk-assessment approach was most appropriate for addressing and remediating Year 2000 problems. This included an assessment of the information technology resources of each of our functional areas, as well as separate assessments of information technology vendors and suppliers, mainframe applications, third party suppliers, alternative platforms, and non-information technology and facilities risks.

In addition to systems-related risks, we undertook a review of risks created by potential business interruptions suffered by our major business counterparties, both domestic and foreign. We divided our business counterparties into three broad categories: funds takers (primarily borrowers), funds providers (depositors and other funding sources) and capital markets partners (trading counterparties and fiduciary relationships). For those business partners that would have a significant impact on our liquidity, income, or

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

capital markets activities, should they encounter significant business interruption due to the Year 2000, we have worked through the functional areas involved to assess readiness and contingency plans for recovering from an abrupt interruption.

After the assessment phase, Year 2000 efforts have focused on remediation and verification. We have developed detailed action plans to address mainframe systems, third party servicers, embedded technology and facilities and non-information technology issues. For purchased systems and software and third party servicers, the Year 2000 efforts have involved contacting the vendors or suppliers and determining the Year 2000 status of the various systems and of the plans to bring the systems into compliance. For in-house systems, the Year 2000 efforts include correction of the programs to ensure proper data processing. Our action plans also include testing mission-critical systems to verify the remediation efforts. We record and track information to remain aware of the status of our information technology systems. The program manager is working with our functional areas to develop contingency plans for a variety of situations, such as the failure of a vendor to remediate Year 2000 issues by a particular date or a system not being available for processing.

Inherent in the Year 2000, the failure to correct a material problem could result in an interruption in or failure of certain business operations. Year 2000 risks and uncertainties include increased credit losses, service delays, funding delays, counterparty failures, inaccurate information processing, ATM failures, and problems with international accounts. There can be no assurance that the Year 2000 issue will not have a material adverse impact on our financial position, results of operations, or relationships with customers, vendors, or others.

State of Readiness
While there is general uncertainty inherent in the Year 2000 problem, resulting in part from the uncertainty of the readiness of third party vendors and customers, our progress toward completing the enterprise-wide risk assessment and remediating Year 2000 problems is on target. We completed remediation and verification of all mission critical internal systems by December 31, 1998. Mission-critical third party service providers completed their remediations by December 31, 1998, and we substantially completed our verification of these systems at March 31, 1999. This is in accordance with guidelines established by bank regulatory authorities. Verification of non-mission critical system changes, including non-information technology issues, will be performed throughout 1999. We presently believe that the Year 2000 issue will not cause significant operational problems.

Costs
The total cost to become Year 2000 compliant is not expected to be material to our financial position. We estimate the total cost of the Year 2000 project will be approximately $7.7 million, with funds provided from operating cash flows. As of March 31, 1999, the total amount expended was $4.4 million, with $759 thousand of this expense incurred in the first three months of 1999. The future cost of completing the Year 2000 project is estimated to be $3.3 million. The most significant components of the total estimated cost consist of 65% for personnel costs, including consultants and special Year 2000 incentives, and 26% for data processing services. We do not separately track all internal costs incurred for the Year 2000 project. Internal costs are principally the payroll-related costs for the information systems group.

The Year 2000 expense represents approximately 10% of our total actual information technology expenditures for the first three months of 1999. Other significant or critical non-Year 2000 information technology efforts have not been materially delayed or impacted by Year 2000 initiatives.

Contingency Plans
To prepare for the possibility that certain information systems or third party vendors and servicers will not be Year 2000 compliant, we developed detailed contingency plans. We have two types of contingency plans: remediation plans and business resumption plans.

The remediation plans addressed those information systems we had determined were not Year 2000 compliant through our testing. These plans described and scheduled alternative provisions, including, if necessary, the replacement of vendors or third party servicers to ensure compliance. The remediation plans are complete; however, implementation of these plans is not expected to be necessary because of our state of readiness.

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The business resumption plans address how we will continue operations in the event a Year 2000 related interruption occurs. The business-resumption plans for our mission-critical systems and mission-critical third-party servicers are scheduled to be substantially complete by June 30, 1999. While implementation of the business resumption plans is not expected to be necessary, it will ensure we have the ability to process transactions and serve our customers under circumstances where a Year 2000 problem actually occurs.

The discussion of our efforts and expectations related to Year 2000 compliance are forward-looking statements which should be read in conjunction with the discussion under "Risk Factors". Our ability to achieve Year 2000 compliance and the associated costs could be adversely affected by, among other things, the availability of programming and verification resources, vendors' ability to modify proprietary software, and problems identified in the ongoing project plan.

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                           Supervision and Regulation

We and Riggs Bank are subject to the supervision of and regulation by the Board of Governors of the Federal Reserve System, or the "Federal Reserve Board". Our national banking subsidiaries and certain of their subsidiaries are subject to the supervision of and regulation by the Office of the Comptroller of the Currency, or the "OCC". Other federal, state and foreign laws govern many aspects of our businesses and its subsidiaries.

Under the Bank Holding Company Act of 1956, bank holding companies may not directly or indirectly acquire the ownership or control of five percent or more of the voting shares or substantially all of the assets of any company, including a bank, without the prior approval of the Federal Reserve Board. The Bank Holding Company Act also restricts the types of businesses and activities in which a bank holding company and its subsidiaries may engage. Generally, activities are limited to banking and activities found by the Federal Reserve Board to be so closely related to banking as to be a proper incident thereto.

We are required to maintain minimum levels of qualifying capital under Federal Reserve Board risk-based capital guidelines. For a full discussion of these guidelines, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Notes to Consolidated Financial Statements --
 Note 10".

Under Federal Deposit Insurance Corporation regulations, the assessment rate for an insured depository institution varies according to the level of risk incurred in its activities. An institution's risk category is based partly upon whether the institution is assigned to one of the following supervisory subgroups: healthy; supervisory concern; or substantial supervisory concern.

The OCC must take prompt corrective action in respect of depository institutions that do not meet minimum capital requirements. The OCC has established levels at which an insured institution would be considered well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized.

The following table details the minimum capital levels for each category:

                                              Combined                Tangible
                                   Tier 1 Tier 1 and 2     Leverage     Equity
------------------------------------------------------------------------------
Well capitalized............  6% or above 10% or above  5% or above        N/A
Adequately capitalized......  4% or above  8% or above  4% or above        N/A
Under capitalized........... Less than 4% Less than 8% Less than 4%        N/A
Significantly
  undercapitalized.......... Less than 3% Less than 6% Less than 3%        N/A
Critically
  undercapitalized..........          N/A          N/A          N/A 2% or less

Beyond the minimum capital levels, well capitalized institutions may not be subject to any order or written directive to meet and maintain a specific capital level.

Riggs Bank exceeds current minimum regulatory capital requirements, and qualifies as well capitalized. The applicable federal bank regulator for a depository institution may, under certain circumstances, reclassify a well capitalized institution as adequately capitalized or require an adequately capitalized, or undercapitalized institution to comply with supervisory actions as if it were in the next lower category. Such a reclassification may be made if the regulatory agency determines that the institution is in an unsafe or unsound condition (which could include unsatisfactory examination ratings). A summary of applicable regulatory capital ratios and the minimums required by the OCC under its capital guidelines for Riggs Bank, on a historical basis, is shown in the "Notes to Consolidated Financial Statements -- Note 10".

A depository institution may not make any capital distribution (including payment of a dividend) or pay any management fee to its holding company if the depository institution would thereafter be undercapitalized. Undercapitalized depository institutions are subject to increased regulatory monitoring and growth limitations and are required to submit capital restoration plans.

The Reigle-Neal Interstate Banking and Branching Efficiency Act of 1994, or the "Interstate Act", authorizes interstate acquisitions of banks and bank holding companies without geographic limitation. In addition,

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beginning June 1, 1997, the Interstate Act authorized a bank to merge with a bank in another state as long as neither of the states had opted out of interstate branching between the date of enactment of the Interstate Act and May 31, 1997. A bank may establish and operate a de novo branch in a state in which the bank does not maintain a branch if that state expressly permits de novo branching. Once a bank has established branches in a state through an interstate merger transaction, the bank may establish and acquire additional branches at any location in the state where any bank involved in the interstate merger transaction could have established or acquired branches under applicable federal or state law. A bank that has established a branch in a state through de novo branching may establish and acquire additional branches in such state in the same manner and to the same extent as a bank having a branch in such state as a result of an interstate merger. If a state opts out of interstate branching within the specified time period, no bank in any other state may establish a branch in the opting out state, whether through an acquisition or de novo.

Effective June 1995, coinciding with the mandatory 1.25% funding of the Bank Insurance Fund reserve, insurance rates were reduced from a range of $.23 to $.26 per $100 in deposits insured to a range of $.04 to $.07 per $100 in deposits insured. Further, in November 1995, based on the continuing increase in reserves with the Bank Insurance Fund, or the BIF, the Federal Deposit Insurance Corporation, or the FDIC, announced an additional reduction of insurance rates to zero percent; however, banks must pay a mandatory minimum of $2 thousand per year.

On September 30, 1996, Congress passed and the President signed an omnibus funding bill which included legislation for the recapitalization of the Savings Association Insurance Fund, or the "SAIF", which is administered by the FDIC. This legislation includes a provision requiring the merger of the BIF, which is also administered by the FDIC, and the SAIF in 1999, assuming that bank charters and thrift charters are combined by that time. The legislation provided for a new Financing Corporation, or "FICO", sharing formula between BIF and SAIF-insured institutions, which imposes a surcharge of 1.3 cents per one hundred dollars of BIF-insured deposits. The Corporation is subject to the FICO surcharge and is required to pay one-fifth of the rate that SAIF institutions pay for three years, ending in 1999.

There are legal restrictions on the extent to which we and our non-bank subsidiaries may borrow or otherwise obtain credit from Riggs Bank. Subject to certain limited exceptions, a bank subsidiary may not extend credit to us or to any other affiliate (as defined) in an amount which exceeds 10% of its capital stock and surplus and may not extend credit in the aggregate to such affiliates in an amount which exceeds 20% of its capital stock and surplus. Further, there are legal requirements as to the type, amount and quality of collateral which must secure such extensions of credit by each bank subsidiary to us or to other affiliates. Finally, extensions of credit and other transactions between a bank subsidiary and us or other affiliates must be on terms and under circumstances, including credit standards, that are substantially the same or at least as favorable to such a bank subsidiary as those prevailing at the time for comparable transactions with non-affiliated companies.

Under Federal Reserve Board policy, bank holding companies are expected to act as a source of financial strength to their subsidiary banks and to commit resources to support such banks in circumstances where a bank holding company might not do so absent such policy. In addition, any capital loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

Our subsidiaries face substantial competition in their operations from banking and nonbanking institutions, including savings and loan associations, credit unions, money market funds and other investment vehicles, mutual fund advisory companies, brokerage firms, insurance companies, mortgage banking companies, finance companies and other types of financial services providers.

The National Bank Act limits dividends payable by national banks without approval of the OCC to net profits retained in the current and preceding two calendar years, plus additional amounts for dividends in excess of a given year's earnings. The payment of dividends by our national bank subsidiaries may also be affected by other factors, such as requirements for the maintenance of adequate capital.

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                              Accounting Treatment

The trust preferred securities will be represented in a separate line item in our consolidated statements of condition. The separate line item is entitled "Guaranteed Preferred Beneficial Interests in Junior Subordinated Deferrable Interest Debentures". Appropriate disclosures about the trust preferred securities, the guarantee and the junior debentures will be included in the notes to our consolidated financial statements. For financial reporting purposes, we will record distributions payable on the trust preferred securities in our consolidated statements of income as a deduction from income before taxes as minority interest in income of subsidiaries, net of taxes.

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                   Description Of Trust Preferred Securities

This section summarizes the material provisions of the trust preferred securities and the amended trust agreement governing the trust. The amended trust agreement and its associated documents, including the trust preferred securities themselves, contain the full legal text of the matters described in this section. We have filed with the SEC a form of the amended trust agreement as an exhibit to our registration statement. See "Where You Can Find More Information" on page 60 for information on how to obtain a copy.

The amended trust agreement, the trust preferred securities and the common securities are governed by Delaware law.

ISSUANCE AND GENERAL CHARACTERISTICS

The trust will issue the trust preferred securities and the common securities, with a liquidation amount of $1,000 per security. The trust preferred securities and the common securities will rank equally with one another, and the trust will make all payments on the trust preferred securities proportionately with the common securities, except under certain cases of default under the amended trust agreement.

The trust will use the proceeds from the sale of the trust preferred securities and the common securities to purchase the junior debentures from us. We will issue the junior debentures under an indenture between us and The Bank of New York as further described in "Description of Junior Debentures -- Issuance and General Characteristics". The Bank of New York will also act as property trustee and will hold legal title to the junior debentures in trust for the benefit of the holders of the trust preferred securities and common securities. We will guarantee, on a subordinated basis, the payment of distributions and other amounts payable on the trust preferred securities, but only to the extent that the trust has funds available on hand to make those payments. For further information on our guarantee, see "Description of the Guarantee and the Expense Agreement".

The amended trust agreement will be qualified as an indenture under the Trust Indenture Act. The property trustee will act as indenture trustee for the trust preferred securities, in order to comply with the provisions of the Trust Indenture Act.

The trust preferred securities will be represented by a global security that will be deposited with and registered in the name of The Depository Trust Company or its nominee. Whenever we refer to a holder of trust preferred securities in this prospectus, we mean the registered holder, which, for any trust preferred securities in book-entry form, will be DTC or its nominee. We discuss matters relevant to global securities under the caption "Book-Entry Issuance".

DISTRIBUTIONS

Distributions will accumulate on the trust preferred securities from their original issue date, at the variable annual rate of LIBOR plus .% of their liquidation amount, adjusted quarterly. Unless deferred as described below, distributions will be payable quarterly in arrears on ., ., ., and . of each year to the holders of the trust preferred securities at the close of business on the 15th day -- whether or not a business day -- next preceding the relevant distribution date. The first distribution date will be ., 1999. The amount of distributions payable for any period will be computed on the basis of a 360-day year of twelve 30-day months.

The trust will have no funds to distribute in respect of the trust preferred securities other than the payments it receives from us on the junior debentures. Consequently, if we defer or for any other reason fail to make interest payments on the junior debentures, the trust will not have funds available to pay distributions on the trust preferred securities. We have no current intention to exercise our right to defer interest payments on the junior debentures.

Deferral periods. As long as no event of default under the indenture, as described under "Description of Junior Debentures -- Indenture Events of Default", has occurred and is continuing, we have the right under the indenture to defer the payment of interest on the junior debentures at any time and in each case for a period not exceeding 20 consecutive quarterly periods. No deferral period may extend beyond the stated

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maturity of the junior debentures. Before a deferral period ends, we may extend it further, subject to the limit described above. When a deferral period ends and we have paid all interest then accrued and unpaid on the junior debentures, we may begin a new deferral period, so long as no event of default under the indenture has occurred and is continuing. There is no limit on the number of deferral periods that we may begin.

If we elect to defer interest payments on the junior debentures, the trust will defer the payment of distributions on the trust preferred securities during the same deferral period. However, during a deferral period, distributions will continue to accumulate on the trust preferred securities and additional distributions will accumulate on each deferred distribution payment at .%, compounded quarterly from the corresponding distribution date. The term distribution, wherever we use it in this prospectus, includes any of these additional distributions. During a deferral period, holders of trust preferred securities will continue to be required to accrue interest income for U.S. federal income tax purposes. For further information on tax consequences, see "U.S. Federal Income Tax Considerations -- Original Issue Discount".

Any distributions that would otherwise become due and payable during a deferral period will not become due and payable until the day after the period ends. If any trust preferred securities become subject to redemption during a deferral period, that period will end automatically on the day before the redemption date.

We must give the property trustee and the holders of trust preferred securities notice of our election to begin or extend a deferral period. In general, each notice must be given at least one business day before the record date for the distribution date on which distributions would have been payable if we had not elected to defer payment. We must notify the holders in the manner described below in " -- Notices".

Deferral period restrictions. The indenture provides that, during any deferral period, neither we nor any of our subsidiaries may take any of the following actions:

 . declare or pay any dividend or other distribution on, or redeem, purchase or otherwise acquire or make a liquidation payment on any of our capital stock;

 . pay any principal, interest or other amount in respect of, or repay, redeem, purchase or otherwise acquire, any of our debt securities that rank equally with or junior to the junior debentures; or

 . make a guarantee payment with respect to our guarantees of our subsidiaries' securities that rank equally in all respects or junior to the junior debentures.

The indenture restriction described above provides for significant exceptions. Any of the following that would otherwise be covered by this restriction will nevertheless be permitted:

 . the payment of any dividend or distribution with our own common stock;

 . any declaration or payment of a dividend in connection with any stockholder rights plan;

 . any payment under the guarantee of the trust preferred securities; or

 . purchases of our common stock in connection with issuing our common stock or rights under any of our benefit plans or other similar arrangements for our directors, officers or for our employees.

REDEMPTION

The trust preferred securities will remain outstanding until the trust redeems them or distributes the junior debentures in exchange for the trust preferred securities. Any redemption of trust preferred securities must occur as described below.

Redemption of trust preferred securities. If we repay or redeem the junior debentures at any time, the trust will be obligated to redeem an equivalent amount of trust preferred securities and common securities. The redemption of the trust preferred securities will occur on the redemption date, which means the date on which payment of the principal of those junior debentures becomes due under the indenture. The redemption

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price for the trust preferred securities will be the total liquidation amount of the trust preferred securities being redeemed plus accumulated but unpaid distributions up to but excluding the redemption date.

Repayment and redemption of junior debentures. We may redeem the junior debentures before their stated maturity as follows:

(1) in whole at any time or in part from time to time on or after July ., 2004, provided that no partial redemption may occur during a deferral period; or

(2) in whole at any time within 90 days after the occurrence of a tax event or a capital treatment event, each as defined below.

If we elect to redeem the junior debentures, we will do so at a redemption price of 100% of the principal amount of the junior debentures being redeemed, plus accrued and unpaid interest.

Definition of capital treatment event. The term capital treatment event means the reasonable determination by us that as a result of:

 . any amendment to or change, including any announced prospective change, in the laws, or any rules or regulations under the laws, of the United States or of any political subdivision of or in the United States, if the amendment or change is effective on or after the date the trust preferred securities are issued;

 . any official or administrative pronouncement or action or any judicial decision interpreting or applying such laws or regulations, if the pronouncement, action or decision is announced on or after the date the trust preferred securities are issued; or

 . there is more than an insubstantial risk that we will not be entitled to treat the liquidation amount of the trust preferred securities as Tier 1 capital for purposes of the applicable Federal Reserve capital adequacy guidelines as then in effect.

Definition of tax event. The term tax event means the receipt by us and the trust of an opinion of independent counsel, experienced in tax matters, to the following effect:

As a result of any tax change, there is more than an insubstantial risk that any of the following will occur:

(1) the trust is, or will be within 90 days after the date of the opinion of counsel, subject to U.S. federal income tax on income received or accrued on the junior debentures;

(2) interest payable by us on the junior debentures is not, or within 90 days after the opinion of counsel will not be, deductible by us, in whole or in part, for U.S. federal income tax purposes; or

(3) the trust is, or will be within 90 days after the date of the opinion of counsel, subject to more than a de minimis amount of other taxes, duties or other governmental charges.

As used above, the term tax change means any of the following:

 . any amendment to or change, including any announced prospective change, in the laws or any regulations under the laws of the United States or of any political subdivision or taxing authority of or in the United States, if the amendment or change is enacted, promulgated or announced on or after the date the trust preferred securities are issue; or

 . any official administrative pronouncement, including any private letter ruling, technical advice memorandum, field service advice, regulatory procedure, notice or announcement, including any notice or announcement of intent to adopt any procedures or regulations, or any judicial decision interpreting or applying such laws or regulations, whether or not the pronouncement or decision is issued to or in connection with a proceeding involving us or the trust or is subject to review or appeal, if the pronouncement or decision is enacted, promulgated or announced on or after the date of the issuance of the trust preferred securities.

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Payment of additional amounts. The indenture provides that, if a tax event described in items (1) and (3) of the definition of tax event above has occurred and is continuing and we do not redeem the junior debentures, we may be required to pay additional sums on the junior debentures. These additional sums would be those amounts necessary to ensure that distributions due and payable on the trust preferred securities and common securities will not be reduced as a result of any additional taxes, duties and other governmental charges to which the trust has become subject as a result of a tax event.

Redemption procedures. The property trustee will give notice of any redemption of trust preferred securities to the holders of trust preferred securities not less than 30 nor more than 60 days before the redemption date, unless the redemption results from acceleration of the maturity of the junior debentures and the property trustee cannot reasonably give this notice during this period. In that case, the property trustee will give the notice as soon as practicable. In all cases, the property trustee will give the notice of redemption in the manner described under " -- Notices".

Payment of the redemption price for any trust preferred securities will be made against surrender of the certificates representing those trust preferred securities, or, in the case of any trust preferred securities held in book-entry form, in accordance with the applicable procedures of DTC. However, any distributions that are payable on or before the redemption date will be payable to the persons who are the holders of those trust preferred securities on the record date for the distribution.

If the property trustee gives a notice of redemption, the property trustee will deposit funds sufficient to pay the redemption price for all trust preferred securities to be redeemed on that date to the extent the funds are available to the property trustee. The property trustee, in the case of book-entry trust preferred securities, or the paying agent, in the case of non-book-entry trust preferred securities, will irrevocably deposit these amounts with DTC by noon, New York City time, on the redemption date. If the property trustee gives notice of redemption and deposits funds as required under the amended trust agreement, then upon the date of deposit all rights of the holders of the trust preferred securities called for redemption will cease, except the right of those holders to receive the redemption price, without interest, and those trust preferred securities will cease to be outstanding. If payment of the redemption price for any trust preferred securities called for redemption is improperly withheld or refused and not paid either by the trust or by us under the guarantee, or if notice of redemption is not given as required, distributions on those trust preferred securities will continue to accumulate from the original redemption date to the date the redemption price is actually paid.

If the trust redeems less than all the trust preferred securities and common securities, the aggregate liquidation amount of trust preferred securities and common securities to be redeemed will be allocated proportionately between the outstanding trust preferred securities and the outstanding common securities, based upon their respective aggregate liquidation amounts. Not more than 60 days prior to the redemption date, the property trustee will select the trust preferred securities to be redeemed from among the outstanding trust preferred securities not previously called for redemption. The property trustee may use any method of selection that it deems to be fair and appropriate, including any method that involves the redemption of a portion of the aggregate liquidation amount of any particular holder's trust preferred securities.

Other purchases of trust preferred securities. Subject to applicable law, we may, and our subsidiaries may, purchase outstanding trust preferred securities by tender, in the open market or by private agreement. These purchases may occur at any time and from time to time.

EXCHANGE OF TRUST PREFERRED SECURITIES FOR JUNIOR DEBENTURES

As the holders of the common securities, we may dissolve the trust at any time in our sole discretion subject to the prior approval of the Federal Reserve, if required at the time. Upon such an election, the property trustee will liquidate the trust and satisfy liabilities to creditors, if any. The property trustee will then distribute to the holders of the outstanding trust preferred securities and common securities, an equivalent amount of junior debentures in exchange for those securities. In this context, an equivalent amount means junior debentures having an aggregate principal amount equal to the aggregate liquidation amount of all outstanding trust preferred securities and common securities.

If an exchange distribution occurs, we will use our best efforts to include the junior debentures on any stock exchanges or other automated quotation systems on which the trust preferred securities are then listed or traded.

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Exchange Procedures. The property trustee will notify holders of trust preferred securities of any exchange not less than 30 nor more than 60 days before the exchange date, in the manner described below under " -- Notices". On the exchange date, the following will occur:

 . the trust preferred securities will cease to be outstanding;

 . DTC or its nominee will receive certificates representing the junior debentures to be distributed in exchange for all trust preferred securities held in book-entry form, with those junior debentures also being in book-entry form;

 . any certificates representing trust preferred securities in non-book-entry form will be deemed to represent an equal amount of junior debentures, bearing accrued and unpaid interest in an amount equal to the accumulated and unpaid distributions on those trust preferred securities, until those certificates are presented to the paying agent for exchange or transfer; and

 . all rights of the holders of trust preferred securities will cease, except for the right of holders of trust preferred securities in non-book-entry form to receive certificates representing junior debentures in non- book-entry form upon surrender of the certificates representing their trust preferred securities.

LIQUIDATION DISTRIBUTION UPON TERMINATION

Under the amended trust agreement, the trust will automatically dissolve upon the occurrence of any of the following events:

 . the expiration of its term of approximately 31 years;

 . certain events of bankruptcy, dissolution or liquidation of Riggs National
  Corporation;

 . distribution of the junior debentures in exchange for the trust preferred securities and common securities, upon our election to dissolve the trust, as described above under " -- Exchange of Trust Preferred Securities for Junior Debentures";

 . redemption of all the trust preferred securities; or

 . the entry of an order for the dissolution of the trust by a court of competent jurisdiction.

If the trust dissolves while the trust preferred securities are outstanding, the property trustee will liquidate the trust as expeditiously as the property trustee determines to be possible. After the property trustee satisfies liabilities of the trust's creditors, it will distribute to the holders of the outstanding trust preferred securities and the common securities, an equal amount of the junior debentures.

If the property trustee determines that an exchange distribution is not practical, each holder of outstanding trust preferred securities will be entitled to receive out of the available assets of the trust, after satisfaction of liabilities to creditors of the trust, an amount equal to the liquidation distribution. The liquidation distribution for any trust preferred securities will equal the aggregate liquidation amount of those trust preferred securities plus all accrued and unpaid distributions on them to the date of payment. If the liquidation distribution for all outstanding trust preferred securities can be paid only in part because the trust has insufficient assets available to pay it in full, the amounts payable by the trust on the trust preferred securities will be paid proportionately, based on their respective liquidation distributions.

On any liquidation of the trust, the holders of the common securities will be entitled to receive distributions proportionately with the holders of the trust preferred securities, unless an event of default under the amended trust agreement, which we will refer to as a trust event of default, has occurred and is continuing. In that case, the trust preferred securities will have priority in right of payment over the common securities, as described below under " --
 Priority Over Common Securities".

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PRIORITY OVER COMMON SECURITIES

Payment of distributions and the redemption price will be made on the trust preferred securities and the common securities proportionately, based on the respective aggregate liquidation amounts of the two classes, except as follows. If a trust event of default has occurred and is continuing, the trust will not pay any distribution or redemption price, or make any liquidation distribution, on the common securities on any day unless the following have occurred:

 . in the case of any distribution to be paid, all accumulated and unpaid distributions on all outstanding trust preferred securities for all distribution periods ending on or before the payment day have been paid or duly provided for in cash;

 . in the case of any redemption price to be paid, the redemption price on all outstanding trust preferred securities called on or before the payment day for redemption has been paid or duly provided for in cash; and

 . in the case of a liquidation distribution to be made, the liquidation distribution on all outstanding trust preferred securities has been made or duly provided for.

Accordingly, if a trust event of default has occurred and is continuing, whenever a distribution or redemption price is due and payable in respect of the trust preferred securities, the property trustee will apply all available funds to the payment of those amounts in full in cash before making any payment in respect of the common securities.

The trust will not make any payment or other distribution in respect of the common securities, including on account of any purchase or other acquisition, while the trust preferred securities are outstanding, other than distributions, the redemption price and the liquidation distribution on the terms set forth in the amended trust agreement.

If a trust event of default occurs as a result of an indenture event of default, the holders of the common securities will be treated as having waived all rights to act with respect to the trust event of default until all trust events of default have been cured, waived or otherwise eliminated. Until that time, the property trustee will act solely on behalf of the holders of the trust preferred securities and not on behalf of the holders of the common securities, and only the holders of the trust preferred securities will have the right to direct the property trustee to act on their behalf.

TRUST EVENTS OF DEFAULT

Any one of the following events will be a trust event of default under the amended trust agreement:

 . the occurrence of an indenture event of default under the indenture, see
  "Description of Junior Debentures -- Indenture Events of Default";

 . default by the trust in the payment of any distribution when it becomes due and payable and continuation of the default for 30 days;

 . default by the trust in the payment of any redemption price when it becomes due and payable;

 . material default or breach under any covenant or warranty of the property trustee or Delaware trustee under the amended trust agreement, and continuation of the default or breach for 60 days after a notice of default has been given; a notice of default may be given only by the holders of at least 25% of the outstanding trust preferred securities, as provided under the amended trust agreement; and

 . the occurrence of certain events of bankruptcy or insolvency with respect to the property trustee if a successor property trustee has not been appointed within 90 days.

Within five business days after learning about a trust event of default, the property trustee will notify the administrative trustees and the holders of the outstanding trust preferred securities and common securities, unless the trust event of default has been cured or waived.

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We, as depositor, and the administrative trustees are obligated to file annually with the property trustee a certificate as to whether or not we are in compliance with all the conditions and covenants applicable to us under the amended trust agreement.

ENFORCEMENT RIGHTS

If an indenture event of default occurs, the holders of trust preferred securities must rely on the property trustee, as the holder of the junior debentures, to enforce their rights under the junior debentures and the indenture against us, subject to the following.

Right to direct property trustee's actions. The holders of a majority of outstanding trust preferred securities will have the right to direct the time, method and place of conducting any proceeding for any remedy available to, or exercising any trust or power conferred on, the property trustee under the amended trust agreement. This includes the right to direct the property trustee to exercise the remedies available to it as the holder of the junior debentures. Accordingly, the property trustee will not take any of the following actions without obtaining the prior approval of the holders of a majority of the outstanding trust preferred securities, or, in the case of any action that under the indenture may be taken only with the prior consent of each affected holder of junior debentures, without the prior consent of each holder of outstanding trust preferred securities:

 . direct the time, method or place of conducting any proceeding for any remedy available to, or executing any trust or power conferred on, the indenture trustee with respect to the junior debentures;

 . waive any past default that may be waived under the indenture;

 . exercise any right to rescind or annul a declaration that the principal of all the junior debentures be due and payable;

 . consent to any amendment, modification or termination of the indenture or the junior debentures, if the consent of any holder of junior debentures is required under the indenture; or

 . revoke any action previously authorized or approved by the holders of the trust preferred securities except by or with the subsequent authorization or approval of the holders of the trust preferred securities.

Before taking any of the actions described above, the property trustee must also obtain, at our expense, an opinion of counsel, experienced in the following matters, to the effect that the action will not cause the trust to be classified as an association taxable as a corporation, or as other than a grantor trust, for U.S. federal income tax purposes. The property trustee will notify the holders of trust preferred securities of any notice of default with respect to the junior debentures, in the manner described below under " --
 Notices".

Any required approval of holders of trust preferred securities may be given by written consent or at a meeting convened for that purpose. The property trustee must cause a notice to be given to the holders of trust preferred securities of any matter upon which holders of trust preferred securities are to act by written consent, or of any meeting at which holders of trust preferred securities are entitled to vote, in the manner described below under " --
 Notices".

Right of direct action. If an indenture event of default has occurred and is continuing and is attributable to our failure to pay any interest or principal on the junior debentures when due and payable, a holder of trust preferred securities may begin a legal proceeding directly against us for enforcement of payment to that holder of the interest or principal due and payable on an equal amount of junior debentures. We may not amend the indenture to remove the right of any holder of outstanding trust preferred securities to bring a direct action without the prior written consent of that holder.

We will have the right under the indenture to set off any payment made to a holder of trust preferred securities in connection with a direct action. Except for the right to bring a direct action, holders of trust preferred securities will not have the right to exercise directly against us any remedy available to a holder of junior debentures.

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Right to accelerate junior debentures. If the holders of junior debentures do not exercise their rights under the indenture to:

 . accelerate the maturity of the junior debentures when an indenture event of default has occurred and is continuing;

 . annul a declaration of acceleration of the junior debentures; and

 . waive certain defaults under the indenture;

then the holders of certain minimum percentages of the outstanding trust preferred securities will be entitled to exercise these specified rights. See "Description of Junior Debentures -- Indenture Events of Default".

MERGERS, CONSOLIDATIONS, AMALGAMATIONS AND REPLACEMENTS OF THE TRUST

At our request and with the consent of the holders of a majority of the trust preferred securities, the trust may merge with or into, or consolidate or amalgamate with, or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to, another entity. Each of these mentioned transactions, referred to as trust successor transactions, may be consummated only if the other entity is organized as a trust under the laws of any state in the United States and only if all the following requirements are met:

 . the successor entity, if not the trust, either (1) expressly assumes all the obligations of the trust with respect to the trust preferred securities or
  (2) substitutes for the trust preferred securities other securities having substantially the same terms as the trust preferred securities, referred to as successor securities, provided that these successor securities rank at least as high as the trust preferred securities rank with regard to the priority in right of payment of all distributions and other amounts payable upon liquidation, redemption and otherwise;

 . the successor entity, if not the trust, has a purpose identical to that of the trust;

 . a trustee of the successor entity, if not the trust, possessing the same powers and duties as the property trustee is appointed to hold the junior debentures;

 . the trust successor transaction does not cause the trust preferred securities, or any successor securities, to be downgraded by any nationally recognized statistical rating organization that assigns ratings to the trust preferred securities;

 . the trust successor transaction does not adversely affect the rights, preferences and privileges of the holders of the trust preferred securities, or any successor securities, in any material respect;

 . prior to the trust successor transaction, we and the trust have received an opinion from our independent counsel, experienced in the following matters, to the effect that (1) the trust successor transaction will not adversely affect the rights, preferences and privileges of the holders of the trust preferred securities, or any successor securities, in any material respect and (2) upon completion of the trust successor transaction, the trust or the successor entity, as applicable, will not be required to register as an investment company under the Investment Company Act of 1940; and

 . we, or any permitted successor, together with our permitted assignees, hold all the common securities of the trust or all comparable securities of the successor entity, as applicable, and guarantee the obligations of the successor entity, if not the trust, in respect of the trust preferred securities, or any successor securities, at least to the extent provided by the guarantee.

Despite the foregoing, the trust may not engage in a trust successor transaction that would cause the trust or the successor entity, as applicable, to be classified as an association taxable as a corporation or as other than a grantor trust for U.S. federal income tax purposes, unless it first obtains the consent of all holders of outstanding trust preferred securities.

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AMENDMENT OF THE TRUST AGREEMENT

We and the property trustee, without the consent of the holders of the trust preferred securities, may amend the amended trust agreement from time to time to:

 . cure any ambiguity, or correct or supplement any provision that may be inconsistent with any other provision, in the amended trust agreement;

 . make any provision with respect to matters or questions arising under the amended trust agreement that is consistent with the other provisions of the amended trust agreement; and

 . modify, eliminate or add to any provisions of the amended trust agreement to any extent that may be necessary to ensure that the trust will not be taxable as a corporation or be classified as other than a grantor trust, or to ensure that the junior debentures are treated as our indebtedness, for U.S. federal income tax purposes, or to ensure that the trust will not be required to register as an investment company under the Investment Company Act;

but only if the amendment does not adversely affect the interests of any holder of trust preferred securities in any material respect and does not become effective until notice of the amendment is given to the holders of trust preferred securities.

We and the property trustee may also amend the amended trust agreement if all of the following requirements are met:

 . we obtain the consent of the holders of not less than a majority of the outstanding trust preferred securities; and

 . the property trustee and Delaware trustee receive an opinion of counsel to the effect that the amendment or the exercise of any power granted to them in accordance with the amendment will not result in the trust being taxable as a corporation or being classified as other than a grantor trust, or the junior debentures being treated as other than our indebtedness, for U.S. federal income tax purposes or being required to register as an investment company under the Investment Company Act.

An amendment of the amended trust agreement that does any of the following can take effect only if each holder of trust preferred securities consents to the amendment:

 . changes the amount or timing of any distribution or other payment, or otherwise adversely affects the amount of any distribution or other payment required to be made as of a specified date, in respect of that holder's trust preferred securities; or

 . restricts the right of that holder to institute suit for the enforcement of any payment on those trust preferred securities on or after the date on which it becomes due and payable.

For the purpose of any vote or consent of holders of trust preferred securities, any trust preferred securities owned by us, the property trustee, the Delaware trustee or any affiliate of the foregoing will be treated as if they were not outstanding.

VOTING RIGHTS

The holders of the trust preferred securities will have no voting rights except as provided under " -- Enforcement Rights", " -- Amendment of the Trust Agreement", "Description of the Guarantee and the Expense Agreement --
 Amendments, Assignment and Succession", and as otherwise required by law and the amended trust agreement.

NOTICES

Notices to be given to holders of trust preferred securities held in book-entry form will be given only to DTC in accordance with its applicable procedures. Notices to be given to holders of trust preferred securities held

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in non-book-entry form may be given by mail to the addresses of the holders as they appear in the security register and will be deemed duly given when mailed to those addresses. Neither the failure to give any notice to a particular holder, nor any defect in a notice given to a particular holder, will affect the sufficiency of any notice given to another holder.

PAYMENT AND PAYING AGENCY

Payments in respect of any trust preferred securities held in book-entry form will be made only to DTC or its nominee in accordance with DTC's applicable procedures. Payments in respect of any trust preferred securities not held in book-entry form will be made at the offices of any paying agent. However, at our option, distributions payable on non-book-entry trust preferred securities may be paid by check mailed to the persons entitled to receive them, at their addresses appearing on the security register on the relevant record date.

The property trustee will initially serve as the paying agent. From time to time, the property trustee may select one or more firms to act as the paying agent or as co-paying agents. Each paying agent must be a bank or trust company acceptable to the administrative trustees. A paying agent will be permitted to resign as paying agent upon 30 days' written notice to the property trustee and us. In the event there is no paying agent, the property trustee will appoint a firm to act as paying agent.

If any distribution, redemption price or other amount is payable in respect of the trust preferred securities on a day that is not a business day, the payment may be made on the next succeeding business day unless that business day is in a different calendar year, in which case the payment may be made on the next preceding business day.

The owners of beneficial interests in trust preferred securities held in book-entry form will not have any rights under the amended trust agreement or the indenture to receive payments in respect of those trust preferred securities. Those beneficial owners will have only the rights that may exist under the applicable procedures of DTC and its direct and indirect participants. For a description of matters relating to securities held in book-entry form, see "Book-Entry Issuance".

Any moneys deposited with the property trustee or any paying agent, or then held in trust by us or the trust, for the payment of any amount due and payable on any trust preferred securities, and remaining unclaimed for two years after the amount has become due and payable, will, at our request, be repaid to us. Thereafter, the holders of those trust preferred securities will look, as a general unsecured creditor, only to us for payment thereof.

REGISTRAR AND TRANSFER AGENT

The property trustee will act as registrar and transfer agent for the trust preferred securities. The property trustee will exchange and register transfers of trust preferred securities without charge by or on behalf of the trust, but will require payment of any tax or other governmental charge that may be imposed in connection with the exchange or transfer. If any trust preferred securities have been called for redemption, the property trustee may refuse to register any transfer of those trust preferred securities.

THE TRUSTEES OF THE TRUST

Removal, appointment and successors. The holders of at least a majority of the outstanding trust preferred securities may remove either the property trustee or the Delaware trustee for cause or, if an indenture event of default has occurred and is continuing, with or without cause. If one of these trustees is removed by the holders of the outstanding trust preferred securities, the successor may be appointed by the holders of at least 25% of the outstanding trust preferred securities. If one of these trustees resigns, it will appoint its successor. If the trustee fails to appoint a successor, the holders of at least 25% of the outstanding trust preferred securities may appoint a successor. If a successor has not been appointed by the holders, any holder of trust preferred securities or common securities, or the other trustee, may petition a court in the State of Delaware to appoint a successor. As long as no indenture event of default has occurred and is continuing, we, as the holder of the common securities, have the right to remove the property trustee and the Delaware trustee at any time.

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Any Delaware trustee must meet the applicable requirements of Delaware law. Any property trustee must be a national or state-chartered bank and, at the time of appointment, must have securities rated in one of the three highest rating categories by a nationally recognized statistical rating organization and have capital and surplus of at least $50,000,000. No resignation or removal of a trustee, and no appointment of a successor trustee, will be effective until the acceptance of appointment by the successor trustee in accordance with the provisions of the amended trust agreement.

In no event will the holders of the trust preferred securities have the right to vote to appoint, remove or replace the administrative trustees. We have this exclusive right as the holder of the common securities.

Co-trustees and separate property trustee. As long as no event of default has occurred and is continuing, we, as the holder of the common securities, and the administrative trustees may at any time appoint a co-trustee or a separate property trustee in order to meet the legal requirement of the Trust Indenture Act or of any other jurisdiction where any part of the trust property may be located. We will vest the co-trustee, which will act jointly with the property trustee, or the separate trustee with any property, title, right or power sufficient to enable it to comply with the legal requirements of the Trust Indenture Act or of any other jurisdiction.

If an indenture event of default has occurred and is continuing, the property trustee will have the sole authority to appoint a co-trustee or a separate trustee.

Merger, consolidation, etc. If the property trustee or the Delaware trustee merges, consolidates with or converts into, another entity, or another entity succeeds to all or substantially all the corporate trust business of that trustee, that other entity will be the successor of that trustee under the amended trust agreement, but only if that other entity is qualified and eligible to be a trustee.

Duties of property trustee. The property trustee undertakes to perform only those duties that are specifically set forth in the amended trust agreement. If, however, a trust event of default is continuing, the property trustee must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the property trustee will have no obligation to exercise any of the powers vested in it by the amended trust agreement at the request of any holder of trust preferred securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that it might incur as a result.

If no trust event of default is continuing and the property trustee must decide between alternative causes of action or construe ambiguous provisions in the amended trust agreement, or is unsure of the application of any provision of the amended trust agreement, and the matter is not one on which the holders of trust preferred securities and common securities are entitled under the amended trust agreement to vote, then the property trustee may take any action that it deems to be advisable and in the best interests of the holders of the trust preferred securities and common securities and will have no liability except for its own bad faith, negligence or willful misconduct.

Conducting the affairs and operations of the trust. The amended trust agreement authorizes and directs the administrative trustees and the property trustee to conduct the affairs of and to operate the trust so that the trust will not be required to register as an investment company under the Investment Company Act or be classified as an association taxable as a corporation or as other than a grantor trust for U.S. federal income tax purposes and so that the junior debentures will be treated as our indebtedness for U.S. federal income tax purposes. The amended trust agreement authorizes the property trustee and the holders of common securities to take any action, not inconsistent with applicable law, the certificate of trust of the trust or the amended trust agreement, that they, or any successor entity, determine in their discretion to be necessary or desirable for these purposes, as long as the action does not adversely affect the interests of the holders of the trust preferred securities in any material respect.

NO PREEMPTIVE RIGHTS

Holders of the trust preferred securities will have no preemptive or similar rights.

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                        Description Of Junior Debentures

This section summarizes the material provisions of the junior debentures and a document called the indenture, which governs the junior debentures. The indenture is a contract between us and The Bank of New York, who acts as indenture trustee. The indenture and its associated documents, including the junior debentures, contain the full legal text of the matters described in this section. A copy of the indenture has been filed with the SEC as part of our registration statement. See "Where You Can Find More Information" on page 60 for information on how to obtain a copy.

The indenture and the junior debentures are governed by New York law.

ISSUANCE AND GENERAL CHARACTERISTICS

We will issue the junior debentures under the indenture concurrently with the issuance of the trust preferred securities. The trust will use the proceeds from the sale of the trust preferred securities, together with the consideration we will pay for the common securities, to purchase the junior debentures. The junior debentures will initially have an aggregate principal amount of $206,186,000, which will equal the sum of the initial aggregate liquidation amount of the trust preferred securities and the common securities. Unless the trust distributes the junior debentures in exchange for the trust preferred securities as described below, the junior debentures will be held in the name of the property trustee in trust for the benefit of the holders of the trust preferred securities and common securities.

The junior debentures will be our general and unsecured obligations and will be subordinated in right of payment to all of our senior debt as described in "--
 Subordination". Because we are a holding company, the junior debentures will also effectively be subordinated to all existing and future liabilities of our banking subsidiaries.

The junior debentures will have a stated maturity of July ., 2029.

INTEREST

Interest will accrue on the principal of the junior debentures from their original issue date at LIBOR plus .%. Unless deferred as described below, interest will be payable quarterly in arrears on ., ., . and . of each year commencing on ., 1999, to the persons who are the record holders of the junior debentures at the close of business on the 15th day -- whether or not a business day -- next preceding the relevant interest payment date. The amount of interest payable for any period will be computed on the basis of a 360-day year of twelve 30-day months.

The Bank of New York, as Calculation Agent (the "Calculation Agent"), will calculate the interest rate for each Interest Period based on LIBOR determined as of two London Banking Days (defined as any day on which dealings in deposits in U.S. Dollars are transacted in the London interbank market) prior to the first day of such Interest Period (each, a "Determination Date").

We will have the right to defer the payment of interest on the junior debentures as long as no indenture event of default has occurred and is continuing, as described in "Description of Trust Preferred Securities -- Distributions -- Deferral periods". During a deferral period, interest will continue to accrue on the junior debentures and additional interest will accrue on each deferred interest payment at .%, compounded quarter-annually from the corresponding interest payment date. The term interest, wherever we use it in this prospectus with respect to the junior debentures, includes any of this additional interest. In addition, during any deferral period, the indenture will prohibit us and our subsidiaries from taking certain actions described in "Description of Trust Preferred Securities -- Distributions -- Deferral period restrictions".

Any interest that would otherwise become due and payable in respect of any junior debentures during a deferral period will not become due and payable until the day after the period ends. If the principal of any junior debentures becomes due and payable on a day that would otherwise occur during a deferral period, that period will end automatically on the next preceding day.

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LIBOR. LIBOR is the rate that most banks charge one another for large overnight loans of Eurodollars in the London market. LIBOR means:

  (1) the rate (expressed as a percentage per annum) for Eurodollar deposits having a three-month maturity that appears on Telerate Page 3750 as of 11:00 a.m. (London time) on the related Determination Date;

  (2) if such rate does not appear on Telerate Page 3750 as of 11:00 a.m. (London time) on the related Determination Date, LIBOR will be the arithmetic mean (if necessary, rounded upwards to the nearest whole multiple of 0.00001%) of the rates (expressed as percentages per annum) for Eurodollar deposits having a three-month maturity that appear on Reuters Monitor Money Rates Page LIBO ("Reuters Page LIBO") as of 11:00 a.m. (London time) on such Determination Date;

  (3) if such rate does not appear on Reuters Page LIBO as of 11:00 a.m. (London time) on the related Determination Date, the Calculation Agent will request the principal London offices of four leading banks in the London interbank market to provide such banks' offered quotations (expressed as percentages per annum) to prime banks in the London interbank market for Eurodollar deposits having a three-month maturity as of 11:00 a.m. (London time) on such Determination Date. If at least two quotations are provided, LIBOR will be the arithmetic mean (if necessary, rounded upwards to the nearest whole multiple of 0.00001%) of such quotations;

  (4) if fewer than two such quotations are provided as requested in clause
      (3) above, the Calculation Agent will request four major New York City banks to provide such banks' offered quotations (expressed as percentages per annum) to leading European banks for loans in Eurodollars having a three-month maturity as of 11:00 a.m. (London time) on such Determination Date. If at least two such quotations are provided, LIBOR will be the arithmetic mean (if necessary, rounded upwards to the nearest whole multiple of 0.00001%) of such quotations; and

  (5) if fewer than two such quotations are provided as requested in clause
      (4) above, LIBOR will be LIBOR as determined on the previous Determination Date.

If the rate for Eurodollar deposits having a three-month maturity that initially appears on Telerate Page 3750 or Reuters Page LIBO, as the case may be, as of 11:00 a.m. (London time) on the related Determination Date is superseded on Telerate Page 3750 or Reuters Page LIBO, as the case may be, by a corrected rate before 12:00 noon (London time) on such Determination Date, the corrected rate as so substituted on the applicable page will be applicable LIBOR for such Determination Date.

Absent manifest error, the Calculation Agent's determination of LIBOR and its calculation of the applicable interest rate for each Interest Period will be final and binding. Investors may obtain the interest rates for the current and preceding Interest Period by writing or calling Corporate Trust Administration at the Calculation Agent at The Bank of New York, 101 Barclay Street, Floor 21 West, New York, New York 10286 (telephone (800) 524-4458).

REDEMPTION

We will have the option to redeem the junior debentures before the stated maturity as follows:

  (1) in whole at any time or in part from time to time on or after July ., 2004, provided that no partial redemption may occur during a deferral period; or

  (2) in whole at any time within 90 days after the occurrence of a tax event or a capital treatment event.

The definitions of the term tax event and capital treatment event are set forth in "Description of Trust Preferred Securities -- Redemption".

If we redeem any junior debentures, we will do so at a redemption price of 100% of their principal amount plus accrued and unpaid interest to the date of redemption. Unless we default in payment of the redemption price, interest will cease to accrue on the junior debentures called for redemption on and after the redemption date. We may not redeem any junior debentures on a redemption date that would occur during a deferral period unless we redeem all of the outstanding junior debentures.

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We must give notice of any redemption to the holders of the junior debentures not less than 30 days nor more than 60 days before the redemption date, in the manner described below under "-- Notices". In all other respects, the procedures for redeeming the junior debentures will be similar to those for redeeming the trust preferred securities. See "Description of Trust Preferred Securities -- Redemption -- Redemption procedures".

Payment of additional sums. As described under "Description of Trust Preferred Securities -- Redemption -- Payment of additional amounts", if a tax event has occurred and is continuing, we may be obligated to pay additional sums on the junior debentures.

EXCHANGE OF TRUST PREFERRED SECURITIES FOR JUNIOR DEBENTURES

As described under "Description of Trust Preferred Securities -- Exchange of Trust Preferred Securities for Junior Debentures", we may elect to dissolve the trust and cause the trust to distribute an equivalent amount of the junior debentures to the holders of the trust preferred securities and common securities in exchange for these securities. Junior debentures distributed in exchange for trust preferred securities held in book-entry form will also be issued in book-entry form. We expect that the book-entry arrangements for the junior debentures will be substantially similar to those that will apply to the trust preferred securities. For further information on book-entry arrangements, see "Book-Entry Issuance".

If an exchange distribution occurs, we will be obligated to use our best efforts to list the junior debentures on any stock exchange or organization on which the trust preferred securities are then listed. We can give no assurance as to the market price of any junior debentures that may be distributed to the holders of the trust preferred securities.

CERTAIN COVENANTS MADE BY US IN THE INDENTURE

We will make the following covenants in the indenture:

 . to hold, directly or indirectly through one or more of our subsidiaries, 100% of the common securities, provided that permitted successors under the indenture may succeed to our ownership of the common securities;

 . not to voluntarily terminate, wind-up or liquidate the trust, except with the prior approval of the Federal Reserve, if required at the time, and either in connection with (1) a distribution of junior debentures in exchange for trust preferred securities or (2) any merger, consolidation or amalgamation permitted by the amended trust agreement; and

 . to use our reasonable efforts, consistent with the amended trust agreement, to cause the trust to be classified as a grantor trust and not to be taxable as a corporation for U. S. federal income tax purposes.

MODIFICATION OF THE INDENTURE

From time to time we and the indenture trustee may, without the consent of the holders of the junior debentures, amend, waive or supplement the indenture for specified purposes. These include curing ambiguities, defects or inconsistencies, provided that doing so does not adversely affect the interests of the holders of the junior debentures or the trust preferred securities in any material respect, and qualifying, or maintaining the qualification of, the indenture under the Trust Indenture Act.

The indenture also permits us and the indenture trustee, with the consent of the holders of a majority of the outstanding junior debentures, to modify the indenture in any manner whatsoever. However, we and the indenture trustee may not modify the indenture in the following ways without the consent of the holder of each outstanding junior debenture:

 . change the stated maturity of the junior debentures;

 . reduce the principal amount of the junior debentures;

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 . reduce the rate of interest on or any premium payable upon the redemption of the junior debentures;

 . change the place of payment where, or the currency in which, any amount is payable on the junior debentures;

 . impair the right to institute a suit for enforcement of any junior debenture;
  or

 . reduce the percentage of principal amount of the outstanding junior debentures, the holders of which are required to consent to any modification of the indenture.

As long as the trust preferred securities are outstanding, any modification, waiver or termination of the indenture that will adversely affect the holders of the trust preferred securities cannot be made without obtaining the consent of at least a majority of the holders of trust preferred securities. See "Description of Trust Preferred Securities -- Enforcement Rights".

INDENTURE EVENTS OF DEFAULT

Each of the following events will be an indenture event of default:

 . failure to pay any interest or additional sum on the junior debentures when due and continuation of the default for 30 days, subject to any deferral period;

 . failure to pay any principal of the junior debentures when due;

 . failure to observe or perform any other covenants in the indenture in any material respect for 90 days after written notice has been given to us by the indenture trustee or the holders of at least 25% of the outstanding junior debentures; and

 . certain events of bankruptcy, insolvency or reorganization of Riggs National
  Corporation.

If an indenture event of default has occurred and is continuing, either the indenture trustee or the holders of not less than 25% of the outstanding junior debentures may declare the principal of all junior debentures to be due and payable immediately. If the trust preferred securities are outstanding and the indenture trustee or those holders of junior debentures fail to exercise this right, the holders of at least 25% of the outstanding trust preferred securities may do so.

The holders of a majority of the outstanding junior debentures may annul any declaration of acceleration if we paid or deposited with the property trustee all matured installments of interest and principal, and any additional sums, due otherwise than by acceleration. Upon such payment, if the holders of junior debentures do not exercise this right, the holders of a majority of the outstanding trust preferred securities may do so.

The holders of a majority of the outstanding junior debentures may waive any default under the indenture other than:

 . a default in the payment of principal or interest, and any additional sum, unless the default has been cured; or

 . a default in respect of a covenant that under the indenture cannot be modified or amended without the consent of the holder of each affected junior debenture.

If the holders of the junior debentures do not waive a default under the indenture as permitted, the holders of a majority in aggregate liquidation amount of the outstanding trust preferred securities may do so.

The holders of a majority of outstanding junior debentures will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee. This right, as well as the rights of the holders of junior debentures with regard to acceleration, annulment and waiver described above, will be subject to the enforcement rights of the holders of trust preferred securities when the trust preferred securities are outstanding. See "Description of Trust Preferred Securities -- Enforcement Rights".

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We will be obligated to provide the indenture trustee, and, if the trust preferred securities are outstanding, the property trustee, annually a certificate as to whether or not we are in compliance with the applicable provisions of the indenture.

CONSOLIDATION, MERGER, SALE OF ASSETS AND OTHER TRANSACTIONS

We may not consolidate with, or merge with or into, or convey, transfer or lease our properties and assets substantially as an entirety to, any other entity, referred to as a successor transaction, unless the following conditions are satisfied:

 . the successor entity, if not us, must be organized under the laws of the United States or any state of the United States or the District of Columbia, and must expressly assume our obligations in respect of the junior debentures, the indenture, the guarantee and the expense agreement;

 . immediately after giving effect to the transaction, no indenture event of default, and no event that, after notice or lapse of time or both, would become an indenture event of default, will have occurred and be continuing;

 . such transaction is permitted under the amended trust agreements; and

 . we deliver to the property trustee an officer's certificate and opinion of counsel, each stating that such transaction complies with the indenture and that the property trustee can rely on the opinion and certificate.

The general provisions of the indenture do not afford holders of the junior debentures or trust preferred securities protection in the event of a highly leveraged or other transaction involving us that may adversely affect the interests of those holders.

SATISFACTION AND DISCHARGE

Except as noted below, the indenture will cease to be of further effect, and we will be deemed to have satisfied and discharged the indenture, when the following conditions have been satisfied:

 . all junior debentures not previously delivered to the indenture trustee for cancellation have become due and payable or will become due and payable at their stated maturity or on a redemption date within one year;

 . we deposit with the indenture trustee, in trust, funds sufficient to pay the entire indebtedness on those junior debentures not previously delivered for cancellation, for the principal and interest, including any additional sums, to the date of the deposit for junior debentures that have become due and payable or to the stated maturity or the redemption date, as the case may be for junior debentures that have not; and

 . we delivered to the indenture trustee an officer's certificate and an opinion of counsel each stating that we complied with the conditions relating to the satisfaction of the indenture, as stated above.

We will remain obligated to provide for registration of transfer and exchange and notices of redemption and in other ministerial respects.

SUBORDINATION

To the extent set forth in the indenture, the junior debentures will be subordinated in right of payment to all of our senior debt. The subordination provisions will have the following significant effects.

If we default in the payment of any principal, interest or other amount payable on any senior debt when the same becomes due and payable, we may not make or agree to make any payment in respect of the junior debentures, or in respect of any redemption, repayment, retirement, purchase or other acquisition of the junior debentures, unless and until that default has been cured or waived or has otherwise ceased to exist, or all

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senior debt has been paid. This prohibition would apply to payments of principal, interest and additional sums on any junior debentures, as well as to payments in respect of any acquisition or retirement of junior debentures.

In addition, if any of the following events occurs, all senior debt, including any interest that accrues after the commencement of any proceedings, must be paid in full before any payment or distribution may be made on account of the junior debentures:

 . the commencement of any insolvency, bankruptcy, receivership, liquidation, reorganization, readjustment, composition or other similar proceeding relating to us, our creditors or our property;

 . the commencement of any proceeding for the liquidation, dissolution or other winding up of Riggs National Corporation, voluntary or involuntary, whether or not involving insolvency or bankruptcy proceedings;

 . any assignment by us for the benefit of creditors; or

 . any other marshaling of our assets.

In any of these events, any payment or distribution on account of the junior debentures that would otherwise, but for the subordination provisions, be payable or deliverable in respect of the junior debentures will be paid or delivered directly to the holders of senior debt in accordance with the priorities then existing among those holders, until all senior debt, including any post-commencement interest, has been paid in full.

In the event of any proceeding described above, after payment in full of all sums owing with respect to senior debt, the holders of junior debentures, together with the holders of any of our obligations ranking equally with the junior debentures, will be entitled to be paid from our remaining assets the amounts at the time due and owing on the junior debentures and those other obligations before any payment or other distribution will be made on account of any of our capital stock or any of our obligations ranking junior in right of payment to the junior debentures.

If any holder of junior debentures receives any payment or distribution on account of the junior debentures before all the senior debt has been paid in full, or otherwise in contravention of any of the subordination provisions, the holder must receive the payment or distribution in trust for the benefit of, and must pay over or deliver and transfer the same to, the holders of the senior debt at the time outstanding in accordance with the priorities then existing among them for application to the payment of all senior debt remaining unpaid, to the extent necessary to pay all the senior debt in full.

If we become insolvent, then by reason of the subordination provisions, holders of senior debt may receive more, ratably, and holders of the junior debentures may receive less, ratably, than our other creditors.

Definition of senior debt. Senior debt means any of our obligations to our creditors, whether outstanding now or incurred in the future, except (1) where the indenture or other document under which the obligation is issued provides that the obligation is not superior in right of payment to the junior debentures or to other debt which ranks equally with the junior debentures, (2) trade accounts payable or accrued liabilities arising in the ordinary course of business, but does not include:

 . debt of ours to any of our subsidiaries or employees;

 . debt that was without recourse to us when incurred;

 . our 8.625% Junior Subordinated Deferrable Interest Debentures issued to a subsidiary trust on December 13, 1996;

 . our 8.875% Junior Subordinated Deferrable Interest Debentures issued to a subsidiary trust on March 12, 1997; or

 . any subordinated debt securities of ours that we issue in the future with substantially similar subordinated terms.

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PAYMENT AND PAYING AGENTS

Unless we distribute the junior debentures in exchange for the trust preferred securities, payments in respect of the junior debentures will be made to or upon the order of the property trustee. If in the future we distribute the junior debentures in exchange for the trust preferred securities, payments in respect of the junior debentures will be made in accordance with provisions similar to those applicable to payments in respect of the trust preferred securities. For further information, see "Description of Trust Preferred Securities -- Payment and Paying Agency".

NOTICES

Notices to holders of junior debentures under the indenture will also be given to the holders of the trust preferred securities in accordance with provisions similar to those described in "Description of Trust Preferred Securities --
 Notices" and to the property trustee. If in the future we distribute the junior debentures in exchange for the trust preferred securities, notices to holders of junior debentures will be given to those holders in accordance with the provisions for notices to trust preferred securities holders referred to above.

THE INDENTURE TRUSTEE

The indenture trustee will have all the duties and responsibilities specified with respect to an indenture trustee under the Trust Indenture Act. Subject to those provisions, the indenture trustee will have no obligation to exercise any of the powers vested in it by the indenture at the request of any holder of junior debentures, unless offered reasonable indemnity by such holder against the costs, expenses and liabilities that might be incurred. The indenture trustee will not be required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if it reasonably believes that repayment or adequate indemnity is not reasonably assured to it.

The Bank of New York, the debenture trustee, may serve from time to time as trustee under other indentures or trust agreements entered into with us or our subsidiaries relating to issues of other securities. In addition, we and some of our affiliates may have other banking relationships with The Bank of New York.

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             Description of the Guarantee and the Expense Agreement

This section summarizes the material provisions of the guarantee agreement and the agreement as to expenses and liabilities. The guarantee agreement and the expense agreement contain the full legal text of the matters described in this section and are governed by New York law. We have filed with the SEC a form of each of these agreements as exhibits to our registration statement. See "Where to Find More Information" on page 60 for information on how to obtain a copy.

THE GUARANTEE

We will execute a guarantee agreement when the trust preferred securities are issued. The Bank of New York will act as trustee under the guarantee for the purpose of compliance with the Trust Indenture Act, and the guarantee will be qualified as an indenture under the Trust Indenture Act. The guarantee trustee will hold the guarantee for the benefit of the holders of the trust preferred securities.

Under the guarantee, we will irrevocably and unconditionally agree to pay in full, on a subordinated basis and to the extent described below, to the holders of the trust preferred securities, the guarantee payments as and when due, regardless of any defense, right of set-off or counterclaim that the trust may have or assert other than the defense of payment. The following payments in respect of the trust preferred securities, to the extent not paid by or on behalf of the trust, are guarantee payments:

 . any accumulated and unpaid distributions required to be paid on the trust preferred securities, to the extent that the trust has funds legally and immediately available to pay them;

 . any redemption price required to be paid on the trust preferred securities, to the extent that the trust has funds legally and immediately available to pay it; and

 . upon a voluntary or involuntary termination, winding-up or liquidation of the trust unless the junior debentures are distributed to holders of the trust preferred securities in exchange for these securities, the lesser of (1) the liquidation distribution for the trust preferred securities and (2) the amount of assets of the trust remaining available for distribution to holders of trust preferred securities after satisfaction of liabilities to creditors of the trust as required by applicable law.

We may satisfy our obligation to make a guarantee payment by paying the required amounts directly to the holders of the trust preferred securities, or by causing the trust to pay them to the holders.

We will be required to make payments under the guarantee only to the extent that the trust has funds sufficient to make payments in respect of its obligations under the trust preferred securities. If and to the extent we do not make payments on the junior debentures, the trust will not be able to make payments on the trust preferred securities and will not have funds available to do so. However, through the guarantee, the amended trust agreement, the junior debentures, the indenture and the expense agreement, taken together, we have fully, irrevocably and unconditionally guaranteed all the trust's obligations under the trust preferred securities. See "Relationship Among the Trust Preferred Securities, the Junior Debentures, the Guarantee and the Expense Agreement".

The guarantee will guarantee payment and not collection. This means that any holder of outstanding trust preferred securities may begin a legal proceeding directly against us to enforce its rights under the guarantee without first beginning a legal proceeding against the trust, the guarantee trustee or any other party.

STATUS OF THE GUARANTEE

The guarantee will be a general unsecured obligation of Riggs National Corporation and will be subordinated in right of payment to all of our senior debt in the same manner as the junior debentures.

Because we are a holding company, our obligations under the guarantee, like our obligations under the junior debentures, will also be effectively subordinated to all existing and future liabilities of our bank subsidiaries and any other subsidiaries we may have. See "Description of Junior Debentures --
 Subordination".

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AMENDMENTS, ASSIGNMENT AND SUCCESSION

We and The Bank of New York may not amend the guarantee in a way that will adversely affect in any material respect the rights of the holders of the trust preferred securities without the consent of a majority of the outstanding trust preferred securities. The manner of obtaining any such approval will be similar to the manner in which any approval to amend the amended trust agreement may be obtained. See "Description of Trust Preferred Securities -- Amendment of the Trust Agreement".

We may not assign our obligations under the guarantee except in connection with a merger, consolidation or amalgamation which is permitted under the indenture. In addition, any permitted successor to our obligations under the indenture will also succeed to our obligations under the guarantee. See "Description of Junior Debentures -- Consolidation, Merger, Sale of Assets and Other Transactions". The guarantee will bind our successors, assigns, receivers, trustees and representatives and will inure to the benefit of the holders of the outstanding trust preferred securities.

EVENTS OF DEFAULT

An event of default under the guarantee will occur if we fail to (1) make any guarantee payment when obligated to do so, or (2) perform any other obligation and the default remains unremedied for 30 days. The holders of a majority of the outstanding trust preferred securities will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the guarantee trustee or to direct the exercise of any trust or power conferred upon the guarantee trustee under the guarantee.

We, as guarantor, will be obligated to file annually with the guarantee trustee a certificate as to our compliance with all the conditions and covenants applicable to us under the guarantee.

THE GUARANTEE TRUSTEE

The guarantee trustee undertakes to perform only those duties that are specifically set forth in the guarantee, except that, after a default by us under the guarantee, it must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the guarantee trustee is under no obligation to exercise any of the powers vested in it by the guarantee at the request of any holder of trust preferred securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that it might incur as a result.

TERMINATION OF THE GUARANTEE

The guarantee will terminate and be of no further force or effect (1) when the guarantee payments have been paid in full by us, the trust or both or (2) when the junior debentures are distributed to the holders of the trust preferred securities in exchange for their securities. Until that time, the guarantee will remain in full force and effect. In addition, the guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of the trust preferred securities must restore payment of any sums paid to it under the trust preferred securities or the guarantee.

THE EXPENSE AGREEMENT

In the expense agreement, we will irrevocably and unconditionally guarantee to each person to whom the trust becomes indebted or liable, the full payment of all the trust's costs, expenses and liabilities, other than the obligations of the trust to pay amounts due to the holders of the trust preferred securities and common securities pursuant to the terms of those securities. The expense agreement will be enforceable by third parties.

Our obligations under the expense agreement will be subordinated in right of payment to the same extent as the guarantee. Our obligations under the expense agreement will be subject to provisions regarding amendment, termination, assignment, succession and governing law similar to those applicable to the Guarantee.

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 Relationship among the Trust Preferred Securities, the Junior Debentures, the
                      Guarantee and the Expense Agreement

FULL, IRREVOCABLE AND UNCONDITIONAL GUARANTEE

Taken together, our obligations under the trust agreement, the junior debentures, the indenture, the guarantee and expense agreement provide a full, irrevocable and unconditional guarantee of the trust's obligations under the trust preferred securities. No single document standing alone or operating in conjunction with fewer than all the other documents provides this guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of the trust's obligations under the trust preferred securities.

If and to the extent that we do not make payments on the junior debentures, the trust will not have funds available for payments on the trust preferred securities. The guarantee will not apply to payment of any amounts due on the trust preferred securities when the trust does not have available funds to pay those amounts. In that event, the remedy of a holder of trust preferred securities is to exercise its right of direct action -- that is, to begin a legal proceeding directly against us for enforcement of our obligations under junior debentures.

If we make payment on the junior debentures and the trust has funds available to make payments on the trust preferred securities but fails to do so, a holder of trust preferred securities may begin a legal proceeding against us to enforce our obligations under the guarantee to make these payments or to cause the trust to make these payments. In the event that the trust receives payments on the junior debentures, but these funds are unavailable for payment on the trust preferred securities because of claims made by creditors of the trust, we would be obligated under the expense agreement to pay those claims.

Our obligations under the junior debentures, the guarantee and the expense agreement are subordinated in right of payment to all of our senior debt. They are subordinated in the manner described in "Description of Junior
Debentures -- Subordination" and "Description of the Guarantee and the Expense Agreement -- Status of the Guarantee".

SUFFICIENCY OF PAYMENTS

As long as payments are made when due on the junior debentures, those payments should be sufficient to fund distributions and other amounts payable on the trust preferred securities, primarily because:

 . the aggregate principal amount of the junior debentures will equal the aggregate liquidation amount of the trust preferred securities and the common securities;

 . the interest rate, interest payment dates and other payment dates for the junior debentures will match the distribution rate, distribution dates and other payment dates for the trust preferred securities;

 . the expense agreement provides that we will pay any and all costs, expenses and liabilities of the trust, other than the trust's obligations under the trust preferred securities and common securities; and

 . the amended trust agreement provides that the trust will not engage in any activity that is not consistent with the limited purposes of the trust.

Despite anything to the contrary in the indenture, we have the right to set off any payment we make under the guarantee in respect of the trust preferred securities against any payment we are otherwise required to make under the indenture in respect of the junior debentures.

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ENFORCEMENT RIGHTS OF HOLDERS OF TRUST PREFERRED SECURITIES

A holder of trust preferred securities may begin a legal proceeding directly against us to enforce its right of direct action under the indenture without first beginning a legal proceeding against the trust, the property trustee or any other party. A holder of trust preferred securities may also begin a legal proceeding directly against us to enforce its rights under the guarantee without first instituting a legal proceeding against the guarantee trustee, the trust or any other party.

A default or event of default under any of our senior debt would not be a default with respect to the trust preferred securities or the junior debentures. However, in the event of a payment default under, or acceleration of, any of our senior debt, the subordination provisions of the indenture provide that no payments may be made in respect of the junior debentures, until the senior debt has been paid in full or any payment default under that debt has been cured or waived. See "Description of Junior Debentures --
 Subordination".

LIMITED PURPOSE OF ISSUER TRUST

The trust preferred securities evidence a preferred undivided beneficial interest in the assets of the trust, and the trust exists solely to issue and sell the trust preferred securities and common securities, invest the sale proceeds in the junior debentures and engage only in such other activities as may be necessary or incidental to those activities. A principal difference between the rights of a holder of trust preferred securities against the trust and those of a holder of junior debentures against us is that a holder of junior debentures is entitled to receive from us all amounts payable on the junior debentures, while a holder of trust preferred securities is entitled to receive from the trust, or from us under the guarantee, amounts payable on the trust preferred securities only if and to the extent the trust has funds available to pay those amounts.

RIGHTS UPON TERMINATION

Upon any voluntary or involuntary termination, winding-up or liquidation of the trust, the holders of trust preferred securities will be entitled to receive an equivalent amount of junior debentures in exchange for their trust preferred securities, subject to prior satisfaction of liabilities to creditors of the trust. If the property trustee determines that a distribution of junior debentures is not practical, the holders of trust preferred securities will be entitled to receive a liquidation distribution out of the assets held by the trust after satisfaction of those liabilities. For further information, see "Description of Trust Preferred Securities --Liquidation Distribution upon Termination".

Upon any voluntary or involuntary liquidation or bankruptcy of Riggs National Corporation, the property trustee, as registered holder of the junior debentures, would be our creditor and would be subordinated in right of payment to all of our senior debt as set forth in the indenture. However, the property trustee would be entitled to receive payment in full of all amounts payable with respect to the junior debentures before any holders of our capital stock received payments or distributions.

In light of the effective guarantee provided by the combined operation of the documents described above and the subordinated status of the obligations they evidence, the positions of a holder of trust preferred securities and a holder of junior debentures, in the event of our liquidation or bankruptcy, should be substantially the same, relative to our other creditors and to our shareholders.

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                              Book-Entry Issuance

The information in this section has been obtained from sources that we and the trust believe to be accurate, but neither we nor the trust assume responsibility for its accuracy. None of us, the trustees nor the trust has any responsibility for the performance by DTC or its participants of their obligations as described in this section or under the rules and procedures governing their operations.

The trust preferred securities will be issued in the form of one or more global certificates. A global certificate represents a large amount of securities and is registered in the name of a financial institution that holds the certificate as a depositary on behalf of its customers, who in turn own the beneficial interests in those securities. The trust preferred securities global certificates will be registered in the name of DTC, which will act as securities depositary for all of the trust preferred securities except in the circumstances we describe at the end of this section. We refer to trust preferred securities represented by a global certificate as being issued in global or book-entry form.

THE DTC SYSTEM

DTC has advised us that it is a limited-purpose trust company created to hold securities for its participating organizations, or its participants, and to facilitate the clearance and settlement of transactions in those securities between participants through electronic book-entry changes in accounts of its participants. The participants include securities brokers and dealers including the underwriters, banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. We refer to these entities as indirect participants.

If you buy trust preferred securities while they are represented by a global certificate, you must do so through a participant, which will receive a credit in DTC's book-entry system for those trust preferred securities, and your ownership interest will in turn be recorded on the participant's records. We refer to persons who have acquired an interest in a global security as a beneficial owner. Beneficial owners will not receive written confirmation from DTC of their purchases, but we expect that beneficial owners will receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the participants through which they purchased the trust preferred securities. Transfers by beneficial owners of ownership interests in the global certificates will be accomplished by entries made on the books of participants or indirect participants acting on their behalf. Transfers between DTC's participants will be effected in the ordinary way in accordance with DTC's rules and will be settled in same-day funds. Beneficial owners will not receive certificates representing their ownership interests in trust preferred securities, unless the book-entry system for the trust preferred securities is discontinued, which will only happen under the circumstances we describe at the end of this section.

DTC has no knowledge of the actual beneficial owners of the trust preferred securities. DTC's records reflect only the identity of the participants to whose accounts the trust preferred securities are credited, which may or may not be the beneficial owners. The participants and indirect participants are responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to participants, by participants to indirect participants and by participants and indirect participants to beneficial owners, as well as the voting rights of participants, indirect participants and beneficial owners, will be governed by arrangements among them. Those arrangements may be subject to statutory or regulatory requirements in effect from time to time.

Redemption notices will be sent to DTC or its nominee as the registered holder of the trust preferred securities. If less than all of the trust preferred securities are being redeemed, DTC's current practice is to determine by lot the amount of the interest of each participant to be redeemed. Although voting with respect to the trust preferred securities is limited to the holders of record of the trust preferred securities, in those instances in which a vote is required, neither DTC nor its nominee would itself consent or vote with respect to the trust preferred securities. Under its usual procedures, DTC would mail an omnibus proxy to the property trustee as soon as possible after the record date. The omnibus proxy assigns the consenting or voting rights of DTC or its nominee to those participants to whose accounts the trust preferred securities are credited on the record date identified in a listing attached to the omnibus proxy.

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EXCHANGE OF GLOBAL CERTIFICATES FOR NON-GLOBAL CERTIFICATES

Trust preferred securities represented by a global certificate will not be exchanged for trust preferred securities represented by a non-global certificate -- that is, one registered in the name of a person other than DTC or its nominee -- unless any of the following events occurs:

 . DTC notifies the trust that it is unwilling or unable to continue as depositary for the global certificate and no successor depositary has been appointed;

 . DTC ceases to be a clearing agency registered under the Securities Exchange
  Act of 1934 at any time when it is required to be so registered to act as a depositary;

 . the trust in its sole discretion determines that the global certificate will be exchangeable; or

 . an indenture event of default has occurred and is continuing, and holders of a majority of the outstanding trust preferred securities determine to discontinue the system of book-entry transfers.

Any global certificate that is exchangeable as described above will be exchangeable for non-global certificates registered in the names that DTC directs. We expect that DTC will base these directions on instructions received by it from its participants with respect to ownership of beneficial interests in the global certificate. If trust preferred securities are issued in non-global form, they will be issued in denominations of $1,000 and multiples of that amount and may be transferred or exchanged at the corporate office of the property trustee in New York, New York, or at the offices of any paying agent or transfer agent chosen by the property trustee and acceptable to the administrators.

BENEFICIAL OWNERS WILL NOT BE REGISTERED OWNERS

As the registered holder of the global certificate representing the trust preferred securities, DTC or its nominee will be the sole owner and holder of all the trust preferred securities for all purposes under the amended trust agreement, the indenture and the guarantee. Consequently, unless and until beneficial owners receive non- global certificates representing their ownership interests in the trust preferred securities and registered in their own name, beneficial owners will not be considered the registered owners or holders of the trust preferred securities for any purpose under those documents. We and the trust will make all payments and give all notices required to be made or given under those documents directly to DTC or its nominee and not to any beneficial owner. Once we and the trust do so, we and the trust will have no further responsibility for any payments or notices, even if DTC or its nominee, or any participant or indirect participant, fails to pass them along to the beneficial owners.

The rights and interests of beneficial owners will be subject to the rules and practices of DTC and its participants and indirect participants, as applicable. The rules and practices are subject to change by them, and we assume no responsibility for those rules and practices.

The laws of some jurisdictions require that certain purchasers must take physical delivery of securities in non-global form. As a result, the ability to transfer beneficial interests in a global certificate to those purchasers may be limited. Also, the ability of beneficial owners to pledge their beneficial interests to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of those interests, may be impaired by the lack of a non-global certificate representing those interests.

REGISTRATION OF JUNIOR DEBENTURES

The junior debentures will initially be registered in the name of and held by the property trustee. If in the future the junior debentures are distributed to the holders of trust preferred securities in exchange for the trust preferred securities and the trust preferred securities are then held in book-entry form, the junior debentures would be distributed in book-entry form. We expect that the book-entry arrangements applicable to the junior debentures would be similar to those applicable to the trust preferred securities. If junior debentures are issued in non-global form, they will be issued in denominations of $1,000 and multiples of that amount.

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DTC YEAR 2000 EFFORTS

DTC has advised us that its management is aware that some computer applications systems, and the like for processing data that are dependent upon calendar dates, including dates before, on and after January 1, 2000, may encounter Year 2000 problems.

DTC has informed its participants and other members of the financial community, or the industry, that it has developed and is implementing a program so that its systems, as the same relate to the timely payment of distributions, including principal and income payments, to securityholders, book-entry deliveries, and settlement of trades within DTC continue to function appropriately. This program includes a technical assessment and a remediation plan, each of which is complete.

Additionally, DTC's plan includes a testing phase, which is expected to be completed within appropriate time frames.

However, DTC's ability to perform properly its services is also dependent upon other parties, including but not limited to issuers and their agents, as well as third-party vendors from whom DTC licenses software and hardware, and third-party vendors on whom DTC relies for information or the provision of services, including telecommunication and electrical utility service providers, among others. DTC has informed the industry that it is contacting and will continue to contact third-party vendors from whom DTC acquires services to:

 . impress upon them the importance of such services being Year 2000 compliant;
  and

 . determine the extent of their efforts for Year 2000 remediation, and, as appropriate, testing, of their services.

In addition, DTC is in the process of developing contingency plans as it deems appropriate.

According to DTC, the preceding Year 2000 information has been provided to the industry for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

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                                                                              52
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                     U.S. Federal Income Tax Considerations

The following summary of the material U.S. federal income tax consequences to the purchase, ownership and disposition of trust preferred securities only addresses the tax consequences to a U.S. holder that acquires trust preferred securities on their original issue date at their original offering price. You are a U.S. holder if you are a beneficial owner of a Trust Preferred security that is:

 . a citizen or resident of the United States;

 . a domestic corporation;

 . an estate whose income is subject to U.S. federal income tax regardless of its source; or

 . a trust if a U.S. court can exercise primary supervision over the trust's administration and one or more U.S. persons have authority to control all substantial decisions of the trust.

This summary does not apply to you if you are a member of a class of holders subject to special rules, such as:

 . a person that holds trust preferred securities as other than a capital asset;

 . a dealer in securities or currencies;

 . a trader in securities that elects to use a mark-to-market method of accounting;

 . a bank;

 . an insurance company;

 . a thrift institution;

 . a regulated investment company;

 . a real estate investment trust;

 . a tax-exempt organization;

 . a person that holds trust preferred securities that are a hedge or that are hedged against interest rate or currency risks;

 . a person that holds trust preferred securities as part of a straddle or conversion transaction for tax purposes; or

 . a person whose functional currency is not the U.S. dollar.

The statements of law or legal conclusion set forth in this summary constitute the opinion of Sullivan & Cromwell, special tax counsel to us and the trust. This summary is based upon the U.S. Internal Revenue Code of 1986, as amended (referred to as the Code), its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. The authorities on which this summary is based are subject to various interpretations, and it is therefore possible that the federal income tax treatment of the purchase, ownership and disposition of trust preferred securities may differ from the treatment described below.

Please consult your own tax advisor concerning the consequences of owning the trust preferred securities in your particular circumstances under the Code and the laws of any other taxing jurisdiction.

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                                                                              53
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CLASSIFICATION OF THE JUNIOR DEBENTURES AND THE TRUST

Under current law and assuming full compliance with the terms of the amended trust agreement and the indenture, the trust will not be taxable as a corporation for U.S. federal income tax purposes. As a result, you will be required to include in your gross income your proportional share of the original issue discount ("OID") accrued on the junior debentures, whether or not the trust actually distributes cash to you.

ORIGINAL ISSUE DISCOUNT

Because we have the right to defer the payment of interest on the junior debentures, all interest payable on the junior debentures will be treated as OID for federal income tax purposes. Accordingly, you will recognize income (in the form of OID) on a daily basis under a constant yield method over the term of your trust preferred security, regardless of the receipt of cash with respect to the period to which such income is attributable. (Subsequent uses of the term "interest" in this summary shall include income in the form of OID.) The amount of OID that will accrue in any quarterly period (other than during a period in which we exercise our option to defer interest payments on the junior debenture) will equal approximately the amount of the interest that accrues on the junior debentures in that semi-annual period at the stated interest rate.

DISTRIBUTION OF JUNIOR DEBENTURES TO HOLDERS OF TRUST PREFERRED SECURITIES UPON LIQUIDATION OF THE TRUST

If the trust distributes the junior debentures as described under the caption "Description of Trust Preferred Securities -- Liquidation Distribution upon Termination", you will receive directly your proportional share of the junior debentures previously held indirectly through the trust. Under current law, you will not be taxed on the distribution and your holding period and aggregate tax basis in your junior debentures will be equal to the holding period and aggregate tax basis you had in your trust preferred securities before the distribution. If, however, the trust were to become taxed on the income received or accrued on the junior debentures due to a tax event, the trust might be taxed on a distribution of junior debentures to you, and you might recognize gain or loss as if you had exchanged your trust preferred securities for the junior debentures you received upon the liquidation of the trust. You will include interest in income in respect of junior debentures received from the trust in the manner described above under "-- Original Issue Discount".

SALE OR REDEMPTION OF TRUST PREFERRED SECURITIES

If you sell your trust preferred securities, including through a redemption for cash, you will recognize gain or loss equal to the difference between your adjusted tax basis in your trust preferred securities and the amount you realize on the sale of your trust preferred securities. Your adjusted tax basis in your trust preferred securities generally will be the price you paid for your trust preferred securities, increased by OID previously includible in your gross income to the date of disposition and decreased by distributions or other payments you received on your trust preferred securities. This gain or loss generally will be a capital gain or loss. Capital gain of a non-corporate U.S. holder is generally taxed at a maximum rate of 20% where the property is held for more than one year.

If we exercise our option to defer any payment of interest on the junior debentures, your trust preferred securities may trade at a price that does not accurately reflect the value of accrued but unpaid interest with respect to the underlying junior debentures. If you sell your trust preferred securities before the record date for the payment of distributions, then you will not receive payment of a distribution for the period before the sale. However, you will be required to include accrued OID on the junior debentures through the date of the sale as ordinary income for U.S. federal income tax purposes and to add the amount of accrued but unpaid OID to your tax basis in the trust preferred securities. Your increased tax basis in the trust preferred securities will increase the amount of any capital loss that you may have otherwise realized on the sale. In general, an individual taxpayer may only offset $3,000 of capital losses against regular income during any year.

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                                                                              54
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BACKUP WITHHOLDING TAX AND INFORMATION REPORTING

The amount of interest income paid and OID accrued on your trust preferred securities will be reported to the IRS unless you are a corporation or other exempt U.S. holder. Backup withholding at a rate of 31% will apply to payments of interest to you unless you are an exempt U.S. holder or you furnish your taxpayer identification number in the manner prescribed in applicable regulations, certify that such number is correct, certify as to no loss of exemption from backup withholding and meet certain other conditions.

Payment of the proceeds from the disposition of trust preferred securities to or through the U.S. office of a broker is subject to information reporting and backup withholding unless you establish an exemption from information reporting and backup withholding.

Any amounts withheld from you under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

It is anticipated that the trust or its paying agent will report income on the trust preferred securities to the IRS and to you on Form 1099 by January 31 following each calendar year.

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                                                                              55

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                              ERISA Considerations

If you are a fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act ("ERISA"), you should review the fiduciary standards of ERISA and the plan's particular circumstances before deciding to invest in the trust preferred securities. You should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and whether the investment would be consistent with the terms of the plan and the other agreements which apply to plan investments.

A fiduciary of a plan subject to ERISA, as well as a person investing on behalf of an individual retirement account or a pension or profit sharing plan for one or more self-employed persons, should also consider whether an investment in the trust preferred securities could result in a prohibited transaction. ERISA and the Code prohibit plans and individual retirement accounts from engaging in certain transactions involving plan assets with persons who are called parties in interest under ERISA or disqualified persons under the Code with respect to the plan or individual retirement account. A violation of these rules may result in a substantial excise tax under the Code and other liabilities under ERISA. Employee benefit plans which are governmental plans, foreign plans or church plans generally are not subject to the prohibited transaction rules or the fiduciary standards of ERISA.

The assets of the trust would be treated as plan assets for purposes of the prohibited transaction rules under a U.S. Department of Labor regulation if plans and individual retirement accounts purchase trust preferred securities, unless an exception under the regulation applies. The only exception in the regulation that could apply to the trust requires that after each purchase of trust preferred securities in the trust, less than 25% of the total value of the securities is held by:

(1) plans subject to ERISA, individual retirement accounts and plans for self-employed persons;

(2) other employee benefit plans not subject to ERISA, such as governmental, church and foreign plans; and

(3) entities which are considered to hold assets of a plan subject to ERISA according to the regulation.

The plans, individual retirement accounts and entities described in clauses
(1), (2) and (3) are referred to as benefit plan investors. The underwriters cannot be certain that benefit plan investors will hold less than 25% of the total value of trust preferred securities when the initial offering is completed. After that time, when a person sells trust preferred securities, no one will review the securities held by benefit plan investors to determine if the exception applies.

Some of the transactions involving the trust could be treated as prohibited transactions if the trust's assets were considered to be plan assets. For example, if we are a party in interest or a disqualified person with respect to a plan or individual retirement account which buys trust preferred securities, either directly or because we own banking or other subsidiaries, extensions of credit from us and the trust would likely be prohibited transactions unless an administrative exemption issued by the Department of Labor applies.

The Department of Labor has issued five class exemptions that may apply to exempt transactions resulting from the purchase or holding of the trust preferred securities. Those class exemptions are:

 . 96-23, for transactions determined by in-house asset managers;

 . 95-60, for transactions involving insurance company general accounts;

 . 91-38, for transactions involving bank collective investment funds;

 . 90-1, for transactions involving insurance company separate accounts; and

 . 84-14, for transactions determined by independent qualified asset managers.

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                                                                              56

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Because the trust preferred securities may be treated as equity interests in the trust for purposes of applying the prohibited transaction rules, the trust preferred securities may not be purchased or held by any benefit plan investor, unless such purchaser or holder can use one of the above class exemptions. By purchasing or holding trust preferred securities or any interest in the trust preferred securities, any purchaser or holder is deemed to have represented that it either:

(1) is not a benefit plan investor; or

(2) can use one of the above class exemptions with respect to its purchase or holding.

These rules are very complicated and the penalties that may be imposed upon persons involved in prohibited transactions can be substantial. This makes it very important that fiduciaries or other persons considering purchasing the trust preferred securities on behalf of a benefit plan investor consult with their lawyer regarding what could happen if the assets of the trust were deemed to be plan assets and if the investor can use one of the above class exemptions or another applicable exemption.

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                                                                              57

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                                  Underwriting

Based on the terms and conditions of an underwriting agreement, the trust has agreed to sell to each of the underwriters named below, and each of the underwriters has severally agreed to purchase from the trust the number of trust preferred securities indicated in the following table. Warburg Dillon Read LLC is the representative of the underwriters.

                                                                 Number of trust
                                                            preferred securities
--------------------------------------------------------------------------------
Warburg Dillon Read LLC...................................
                                                                         -------
  Total...................................................               200,000
                                                                         =======

The underwriters are obligated to take and pay for the total number of trust preferred securities offered hereby if any such trust preferred securities are purchased.

The obligations of the underwriters are subject to certain conditions precedent and the underwriters must purchase all of the trust preferred securities if any are purchased. The underwriters have agreed that, in the event of a default by an underwriter, in certain circumstances, the purchase commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

COMMISSIONS AND DISCOUNT

The underwriters propose to offer the trust preferred securities to the public initially at the public offering price set forth on the cover page of this prospectus. Any trust preferred securities sold by the underwriters to securities dealers may be sold at a discount of up to . % of the liquidation amount per capital security. Any of these securities dealers may resell any trust preferred securities purchased from the underwriters to other brokers or dealers at a discount of up to . % of the liquidation amount per capital security. If all of the trust preferred securities are not sold at the initial offering price, the representative may change the offering price and the other selling terms.

Since the trust will use the proceeds from the sale of the trust preferred securities to purchase our junior debentures, we have agreed to pay the underwriters an underwriting commission of $. per capital security or a total of $..

NO SALES OF SIMILAR SECURITIES

We and the trust have agreed with the underwriters not to offer, sell, contract to sell or otherwise dispose of (1) any other trust preferred securities, (2) any other securities of Riggs National Corporation, the trust or any other of our subsidiaries that are substantially similar to the trust preferred securities, including any guarantee of those securities, or (3) any securities convertible into or exchangeable for any of these securities, in each case except with the prior written consent of the representative and except for the trust preferred securities offered in this offering. This restriction will apply for 30 days from the date of this prospectus.

MARKET-MAKING ACTIVITIES

The trust preferred securities are a new issue of securities with no established trading market. In connection with the offering, each of the underwriters has advised us and the trust that it intends to make a market in the trust preferred securities. However, the underwriters are not obligated to do so and may discontinue any market making at any time without notice. We can give no assurance as to the liquidity of the trading market for the trust preferred securities.

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                                                                              58

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INTERESTS OF UNDERWRITERS

Certain of the underwriters or their affiliates have provided from time to time, and expect to provide in the future, investment or commercial banking services in the ordinary course of business to us and our affiliates. For these services, the underwriters or their affiliates have received or will receive customary fees and commissions.

PRICE STABILIZATION, SHORT POSITIONS AND PENALTY BIDS

In connection with the offering, the underwriters may purchase and sell trust preferred securities in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater amount of trust preferred securities than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the trust preferred securities while the offering is in progress.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting commissions received by it because the representatives have repurchased trust preferred securities sold by or for the account of that underwriter in stabilizing or short covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the trust preferred securities. As a result, the price of the trust preferred securities may be higher than the price that otherwise might exist in the open market. If these activities are commenced, the underwriters may discontinue them at any time.

INDEMNIFICATION AND CONTRIBUTION

We and the trust have agreed to (1) indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act and (2) contribute to any payments which the underwriters may be required to make in that respect.

OFFERING EXPENSES

We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $520,000.

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                                                                              59

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                             Validity of Securities

Richards, Layton & Finger, P.A., special Delaware counsel to us and the trust, will pass upon certain matters of Delaware law relating to the validity of the trust preferred securities, the enforceability of the amended trust agreement and the creation of the trust. Sullivan & Cromwell, Washington, D.C., counsel for us and the trust, and Simpson Thacher & Bartlett, New York, N.Y., counsel for the underwriters, will each pass upon the validity of the guarantee and the junior debentures. Sullivan & Cromwell will rely upon the opinion of Richards, Layton & Finger, P.A., as to matters of Delaware law.

Sullivan & Cromwell, as tax counsel to us and the trust, will pass upon certain matters relating to U.S. federal income tax considerations.

                                    Experts

The audited consolidated financial statements included in the annual report on Form 10-K for the year ended December 31, 1998 and incorporated by reference in this prospectus and elsewhere in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                      Where You Can Find More Information

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You may also read and copy any document that we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at
1-800-SEC-0330 for further information on the public reference room and their copying charges. Our filings with the SEC are also available to the public through the SEC's Internet site at http://www.sec.gov. The trust will not file any reports or other information with the SEC under the Securities Exchange Act of 1934.

We and the trust have filed a registration statement on Form S-3 with the SEC. This prospectus is a part of the registration statement and does not contain all of the information in the registration statement. Wherever a reference is made in this prospectus to a contract or other document, please be aware that the reference is not necessarily complete and that you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC's public reference room in Washington, D.C. as well as through the SEC's Internet site.

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                                                                              60

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               Incorporation of Information We File with the SEC

The SEC allows us to "incorporate by reference" the information we file with the SEC, which means:

 . incorporated documents are considered part of this prospectus;

 . we can disclose important information to you by referring you to those documents; and

 . information that we file with the SEC that we incorporate by reference will automatically be considered to update and supersede this prospectus.

We incorporate by reference the documents listed below and any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 if the filings are made before the time that all of the trust preferred securities are sold in this offering:

 . annual report on Form 10-K for the year ended December 31, 1998;

 . quarterly report on Form 10-Q for the quarter ended March 31, 1999; and

 . current reports on Form 8-K, filed on  . , 1999.

You may request a copy of these filings at no cost by writing or telephoning us at the following address:

 Riggs National Corporation
 1503 Pennsylvania Avenue, N.W.
 Washington, D.C. 20005
 Attention: Investor Relations
 (202) 835-4309

You should rely only on the information incorporated by reference or provided in this prospectus. Neither we nor the trust has authorized anyone else to provide you with different information. Neither we nor the trust is making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date of this prospectus or the date of the documents incorporated by reference in this prospectus.

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                                                                              61

Through and including   .  , 1999 (the 25th day after the date of this
prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.






We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You must not rely on any unauthorized information. This prospectus does not offer to sell or buy any securities in any jurisdiction where it is unlawful. The
information in this prospectus is current as of   .  , 1999.

PROSPECTUS




$200,000,000


Riggs Capital III


Floating Rate Trust Preferred Securities

Fully and Unconditionally Guaranteed by

[Logo]

Riggs National Corporation




Warburg Dillon Read LLC

--------------------------------------------------------------------------------

                                    PART II.

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.*

Registration fee under the Securities Act of 1933, as amended......... $ 55,600
Blue Sky fees and expenses (including counsel fees)...................    5,000
Fees of rating agencies...............................................  130,000
Trustees' fees and expenses...........................................   46,000
Printing fees and expenses............................................   30,000
Accounting fees and expenses..........................................   40,000
Legal fees and expenses...............................................  200,000
Miscellaneous.........................................................   13,400
                                                                       --------
Total................................................................. $520,000
                                                                       ========

*All of the above amounts, except the registration fee, are estimates.

Item 15. Indemnification of Directors and Officers.

Section 145 of the General Corporation Law of the State of Delaware, Article Eleventh of the Corporation's Certificate of Incorporation and Section 14.1 of the Corporation's Bylaws provide for indemnification of the Corporation's directors and officers in a variety of circumstances which may include liabilities under the Securities Act.

The general effect of the provisions in the Corporation's Certificate of Incorporation and Delaware General Corporation Law is to provide that the Corporation shall indemnify its directors and officers against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with the defense or settlement of any judicial or administrative proceedings in which they become involved by reason of their status as directors or officers of the Corporation, if they acted in good faith and in the reasonable belief that their conduct was neither unlawful (in the case of criminal proceedings) nor inconsistent with the best interests of the Corporation. With respect to legal proceedings by or in the right of the Corporation in which a director or officer is adjudged liable for improper performance of his duty to the Corporation or another enterprise which he served in a similar capacity at the request of the Corporation, indemnification is limited by such provisions to that amount which is permitted by the court. Further, under Delaware Corporate Law, indemnification is limited to expenses including attorneys fees; indemnification for judgments, fines and amounts paid in settlement in a derivative case is not permitted. In addition, the Corporation has purchased insurance as permitted by Delaware law on behalf of directors, officers, employees or agent, which may cover liabilities under the Securities Act.

In addition, Article Eleventh of the Corporation's Certificate of Incorporation provides that no director of the Corporation will be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. This provision does not eliminate or limit the liability of a director for: (i) breach of the director's duty of loyalty to the Corporation or its stockholders; (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) willful or negligent conduct in paying illegal dividends or improperly purchasing or redeeming the Corporation's own stock; or (iv) any transaction in which the director obtains an improper personal benefit.

Item 16.  Exhibits.

Reference is made to the Exhibit Index filed herewith.

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                                                                            II-1

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Item 17. Undertakings.

Each of the undersigned Registrants hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of a Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of a registrant pursuant to the foregoing provisions, or otherwise, each of the undersigned Registrants has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against such public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a registrant of expenses incurred or paid by a director, officer or controlling person of a registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, each of the undersigned Registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Each of the undersigned Registrants hereby also undertakes:

  (1) to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser;

  (2) that, for the purposes of determining any liability under the Securities
      Act:

    (i) The information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrants pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (ii) Each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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                                                                            II-2

--------------------------------------------------------------------------------


                                   Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, Riggs National Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Washington, District of Columbia, as of the 16th day of June, 1999.

                               RIGGS NATIONAL CORPORATION

                                  /s/ TIMOTHY C. COUGHLIN
                               By: ____________________________________________
                                 Name: Timothy C. Coughlin
                                 Title: President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                                                 Title                   Date
                                                 -----                   ----
 *                                     Chairman of the Board and     June 16, 1999
______________________________________  Chief Executive Officer
(Joe L. Allbritton)
 /s/ TIMOTHY C. COUGHLIN               President                     June 16, 1999
______________________________________
(Timothy C. Coughlin)
 /s/ JOHN L. DAVIS                     Chief Financial Officer       June 16, 1999
______________________________________  and Treasurer (Principal
(John L. Davis)                         Financial Officer)
 /s/ ELEANOR L. RUTLAND                Comptroller (Principal        June 16, 1999
______________________________________  Accounting Officer)
(Eleanor L. Rutland)
 *                                     Director                      June 16, 1999
______________________________________
(Robert L. Allbritton)
                                       Director
______________________________________
(John M. Fahey, Jr.)
 *                                     Director                      June 16, 1999
______________________________________
(Lawrence I. Hebert)
 *                                     Director                      June 16, 1999
______________________________________
(Steven B. Pfeiffer)
                                       Director
______________________________________
(John E.V. Rose)
 *                                     Director                      June 16, 1999
______________________________________
(Robert L. Sloan)


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                                                                            II-3

--------------------------------------------------------------------------------

                                                 Title                   Date
                                                 -----                   ----
 *                                     Director                      June 16, 1999
______________________________________
(Jack Valenti)
                                       Director
______________________________________
(William L. Walton)
 *                                     Director                      June 16, 1999
______________________________________
(Eddie N. Williams)

*Joseph M. Cahill, by signing his name hereto, signs this document on behalf of each of the persons indicated by an asterisk above pursuant to powers of attorney duly executed by such persons and filed herewith with the Securities and Exchange Commission.


  /s/JOSEPH M. CAHILL
By: ___________________
  Joseph M. Cahill
  Attorney-in-fact

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                                                                            II-4

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                                   Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, Riggs Capital III certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Washington, District of Columbia, as of the 16th day of June, 1999.

                               RIGGS CAPITAL III

                               By: Riggs National Corporation, as Depositor

                                   /s/ TIMOTHY C. COUGHLIN
                               By: ____________________________________________
                                   Name: Timothy C. Coughlin
                                   Title: President

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                                                                            II-5

--------------------------------------------------------------------------------

                                 Exhibit Index

 Exhibit Description of Exhibit
----------------------------------------------------------------------------------
 1       Form of Underwriting Agreement**

 4(a)    Junior Subordinated Indenture, dated as of [      ], between Riggs
         National Corporation and The Bank of New York, as Debenture Trustee
         (Incorporated by reference to Exhibit 4(a) to Registration Statement
         on Form S-4, Commission No. 333-[    ])**

 4(b)    Certificate of Trust of Riggs Capital III, dated as of [    ], 1999**

 4(c)    Trust Agreement of Riggs Capital III, dated as of [    ], 1999**

 4(d)    Form of Amended and Restated Trust Agreement of Riggs Capital III
         (including the related form of Expense Agreement)**

 4(e)    Form of Trust Preferred Security Certificate (included in Exhibit 4(d))**

 4(f)    Form of Guarantee Agreement**

 5(a)    Opinion of Sullivan & Cromwell, as to validity of the Junior
         Subordinated Deferrable Interest Debentures and the Guarantee**

 5(b)    Opinion of Richards, Layton & Finger, P.A., as to validity of the
         Trust Preferred Securities**

 8 Opinion of Sullivan & Cromwell as to certain federal income tax matters**

 12      Computations of Consolidated Ratios of Earnings to Fixed Charges
         (Incorporated by reference to Exhibit 12 to Riggs National
         Corporation's Annual Report on Form 10-K for the year ended December
         31, 1998)**

 23(a)   Consent of Arthur Andersen LLP*

 23(b)   Consent of Sullivan & Cromwell (Included in Exhibit 5(a))**

 23(c)   Consent of Richards, Layton & Finger, P.A. (Included in Exhibit 5(b))**

 23(d)   Consent of Sullivan & Cromwell (Included in Exhibit 8)**

 24      Powers of Attorney*

 25 Form T-1 Statement of Eligibility of The Bank of New York to act as trustee under the Indenture, under the Amended and Restated Trust
         Agreement, and under the Guarantee for the benefit of holders of Trust
         Preferred Securities**

------
* Filed herewith
** To be filed by Amendment

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